                                                Filed pursuant to rule 424(b)(2)
                                                Registration No. 33-60367


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED DECEMBER 4, 1996)


$100,000,000                                                               LOGO
UNITED COMPANIES FINANCIAL CORPORATION
7.70% SENIOR NOTES DUE 2004



The 7.70% Senior Notes Due 2004 (the "Notes") of United Companies Financial Corporation (the "Company") will mature on January 15, 2004 and are not redeemable prior to maturity. Interest on the Notes will be payable semiannually on January 15 and July 15 of each year, commencing July 15, 1997. The Notes will constitute unsecured and unsubordinated senior indebtedness of the Company and will rank on a parity with its other unsecured and unsubordinated senior indebtedness. See "Description of the Notes."


The Notes will be represented by one or more Global Notes registered in the name of The Depository Trust Company's ("DTC") nominee. Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will, therefore, settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of the Notes -- Same-Day Settlement and Payment."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


-----------------------------------------------------------------------------------------------
                                              PRICE TO           UNDERWRITING    PROCEEDS TO
                                              PUBLIC(1)          DISCOUNT        COMPANY(1)(2)
Per Note...................................... 100%              .70%            99.30%
Total......................................... $100,000,000      $700,000        $99,300,000
-----------------------------------------------------------------------------------------------



(1) Plus accrued interest, if any, from December 17, 1996.

(2) Before deducting estimated expenses of $375,000 payable by the Company.


The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Global Notes will be made through the facilities of DTC on or about December 17, 1996.


SALOMON BROTHERS INC
                              FIRST UNION CAPITAL MARKETS CORP.
                                                             MERRILL LYNCH & CO.


THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 12, 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in the Prospectus, this Prospectus Supplement and the consolidated financial statements, including the notes thereto, included herein and incorporated herein by reference. Unless the context otherwise requires, references in this Prospectus Supplement to the "Company" include the Company and its consolidated subsidiaries. Capitalized terms used in this Prospectus Supplement but not defined herein shall have the meanings set forth in the Prospectus unless otherwise provided herein.

                                  THE COMPANY

     United Companies Financial Corporation (the "Company" or "UCFC"), founded in 1946, is a financial services holding company historically engaged in consumer lending and, until July 24, 1996, insurance operations. See "Recent Developments" below. The Company's lending operations are primarily focused on the origination, purchase, sale and servicing of first mortgage, non-conventional, home equity loans which are typically not loans for the purchase of homes. These home equity loans, which are fixed and variable rate mortgage loans, are made primarily to individuals who may not otherwise qualify for conventional loans which are readily marketable to government-sponsored mortgage agencies or conduits and available through most commercial banks and many other lending institutions. Home equity loan originations are accomplished primarily through the following distribution channels: (i) the Company's retail operations are conducted through United Companies Lending Corporation(R) ("UCLC"), which consists of a branch network having 172 offices in 40 states at September 30, 1996, (ii) the Company's wholesale operations are conducted through UNICOR MORTGAGE(R), Inc. ("UNICOR"), which offers home equity loan products through correspondents and brokers in 46 states, and through GINGER MAE(R), a division of UCLC ("GINGER MAE"), which offers these products to financial institutions in 26 states, each at September 30, 1996, and (iii) the Company's bulk loan purchase program is conducted through Southern Mortgage Acquisition, Inc. ("SMA"), which from time to time purchases pools of home equity loans from other lenders.

     The Company's strategy for increasing loan production includes continued branch expansion, geographic expansion, increased wholesale loan originations, bulk loan acquisitions and the introduction of new loan products. In this regard, during the fourth quarter of 1995 the Company expanded its lending operations to include additional manufactured housing loan products through its wholly owned subsidiary, United Companies Funding, Inc. ("UCFI"). These manufactured housing contracts are made primarily to finance the purchase of new or used manufactured homes and are typically secured by a first lien security interest in the manufactured homes. The Company also began offering in mid-1996 a secured credit card product which is presently targeted to the Company's home equity loan customer base. These credit card loans are typically secured by a second lien, behind the Company's first lien, on the borrower's residence. Home equity loan production in 1995, 1994 and 1993 was $1.5 billion, $909 million and $540 million, respectively. Home equity loan production for the first nine months of 1996 was $1.5 billion compared to $1.1 billion for the same period of 1995. Manufactured housing loan production by UCFI totaled $0.9 million in 1995 as its operations began in the fourth quarter of that year, and $86.2 million for the first nine months of 1996. At September 30, 1996, the Company had $0.6 million in credit card loans outstanding.

     Loan production is funded principally through proceeds of warehouse facilities pending loan sales. At September 30, 1996, the Company had three secured warehouse facilities available for its home equity loan product: (i) a warehouse facility provided by a syndicate of commercial banks (the "Commercial Bank Warehouse"), (ii) a warehouse facility provided by the investment bank which acted as lead underwriter for the Company's third quarter home equity loan securitization (the "Investment Bank Warehouse") and (iii) a warehouse facility (the "UCLIC Warehouse") provided by United Companies Life Insurance Company ("UCLIC"). In June, 1996, the Commercial Bank Warehouse was increased from $150 million to $350 million and the lenders' commitment was extended from May, 1997 to May, 1998. As of September 30, 1996, $1.9 million was outstanding under the Commercial Bank Warehouse. In addition, the Company had a manufactured housing contract warehouse facility (the "Manufactured Housing Warehouse") which initially provided for funding of up to $150 million. The Manufactured Housing Warehouse, now terminated, was provided by the investment bank which lead managed the Company's third quarter manufactured housing contract securitization. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" in the Prospectus.

     Substantially all of the loans originated or purchased by the Company are sold. Since 1985, the Company has sold home equity loans originated by it in the secondary market, initially in transactions with government-sponsored mortgage agencies or conduits, later in private placement transactions with financial institutions, and since the second quarter of 1993, through a shelf registration statement filed with the Securities and Exchange Commission (the "Commission") by a subsidiary of the Company. Approximately, $4.4 billion of pass-through certificates backed primarily by first mortgage home equity loans, originated directly or through correspondents or mortgage brokers, or purchased and re-underwritten, have been registered under Company sponsored shelf registration statements and publicly sold since 1993. In addition, during the third quarter of 1996, the Company sold approximately $104 million of manufactured housing contracts, primarily originated by UCFI, in its first public offering of manufactured housing contract backed pass-through certificates under a separate shelf registration statement filed with the Commission by a subsidiary of the Company. The Company intends to continue to effect home equity loan securitization transactions on a quarterly basis and to effect manufactured housing contract securitizations as production warrants, but the amount and timing of sales of securities under the shelf registration statements will depend upon market and other conditions affecting the operations of the Company.

     The Company believes its loan securitizations improve its access to funding and thereby provide a distribution outlet sufficient to meet the Company's expanded home equity and manufactured housing loan production. Increased loan production and its reduced cost of funding are the primary reasons that operating income before income taxes of the Company's lending operations rose to $107.7 million in 1995 from $81.2 million in 1994 and $46.3 million in 1993 and to $96.2 million for the first three quarters of 1996 compared to $77.8 million in the first three quarters of 1995. For additional information regarding the Company's results of operations, see "Selected Financial and Other Data" in the Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Prospectus and in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended by Amendments Nos. 1, 2 and 3 on Form 10-K/A, and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

                              RECENT DEVELOPMENTS

     Sale of United Companies Life Insurance Company. On July 24, 1996, the Company concluded the previously announced sale of its wholly-owned subsidiary, UCLIC. The sales price of $167.6 million was comprised of approximately $110 million in cash (including a $10 million cash dividend paid by UCLIC immediately prior to the closing) and UCLIC real estate and other assets which were distributed to the Company prior to the closing. The real estate distributed includes portions of the United Plaza office park, including the Company's home office. In addition, the Company purchased a convertible promissory note from PennCorp Financial Group, Inc. ("PennCorp"), the parent of the purchaser, for $15 million in cash and converted the note into 483,839 shares of the common stock of PennCorp. The Company recorded a net loss of $6.8 million on the transaction. As a result of the sale, the assets (including $67 million of assets transferred to the Company by UCLIC immediately prior to closing) and the operations of UCLIC have been classified as discontinued operations. During 1995, 1994, and 1993, revenues of UCLIC were $144.5 million, $138.1 million and $140.2 million, respectively, and net income (loss) of UCLIC was $8.0 million, $5.9 million and $(8.3) million, respectively.

     Subsequent to the closing, the Company received notification from the purchaser alleging that it is entitled to a $2.2 million reduction in the sales price. The Company denies that the purchaser is entitled to any reduction.

     In connection with the sale of UCLIC, the Company entered into the UCLIC Warehouse which provides a facility for the purchase of up to $300 million in first mortgage home equity loans. The UCLIC Warehouse provides that the Company shall have the right for a limited time to repurchase certain loans which are eligible for securitization. The agreement also has a sublimit of up to $150 million for loans that are not eligible for securitization.

     Third Quarter of 1996. For a discussion of the Company's results of operations for the nine months ended September 30, 1996, see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Results of Operations -- Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995" in the Prospectus.


     SFAS No. 125. During the first quarter of 1997, the Company will implement Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS No. 125"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Accounting Standards" in the Prospectus. Upon further analysis of the provisions of SFAS No. 125, including the mark to market provisions thereof, the Company is reevaluating its initial analysis and has not reached any conclusion regarding the potential impact of its implementation.

                                  THE OFFERING


Notes......................  $100,000,000 aggregate principal amount of 7.70%
                             Senior Notes due January 15, 2004.



Maturity...................  January 15, 2004.



Interest Payment Dates.....  January 15 and July 15 of each year, commencing
                             July 15, 1997.


Optional Redemption........  The Notes are not redeemable prior to maturity.

Ranking....................  The Notes will be unsecured obligations and will rank pari passu with all other unsecured and unsubordinated senior indebtedness of the Company. See "Description of the Notes -- General" and
                             "-- Ranking."

Covenants..................  The Notes contain certain covenants which, subject to certain limitations described herein, limit the Company's ability to incur liens on its assets, require the Company to maintain a specified level of net worth and Fixed Charge Coverage Ratio and restrict certain mergers and consolidations of the Company with other corporations and the sale of all or substantially all of the Company's assets. See "Description of the Notes -- Covenants." The Notes do not contain any other provisions which will restrict the Company from incurring, assuming or becoming liable with respect to any indebtedness or other obligations, whether secured or unsecured, or from paying dividends or making other distributions on its capital stock or purchasing or redeeming its capital stock. The Notes do not contain any other financial ratios or specified levels of liquidity to which the Company must adhere. In addition, the Notes do not contain any provision which requires the Company to repurchase, redeem or modify the terms of the Notes upon a change in control or other events involving the Company which may adversely affect the creditworthiness of the Notes.

Use of Proceeds............  The net proceeds of the Offering will be used (i)
                             to repay certain revolving lines of credit, and
                             (ii) for general corporate purposes, which may include the financing of continued expansion of its lending operations. See "Use of Proceeds."

                       SELECTED FINANCIAL AND OTHER DATA

     The selected financial data set forth below are derived from the Company's Consolidated Financial Statements. The Company's Consolidated Balance Sheets at December 31, 1995 and 1994, and Consolidated Statements of Income, Stockholders' Equity and Cash Flows for the years ended December 31, 1995, 1994 and 1993 and notes thereto were audited by Deloitte & Touche LLP, independent certified public accountants, and are incorporated by reference herein and available as described under "Incorporation of Certain Documents by Reference" and "Available Information" in the Prospectus. The Company's Consolidated Financial Statements should be read in conjunction with this table and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Prospectus and in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended by Amendments Nos. 1, 2 and 3 on Form 10-K/A. The financial information and other data set forth for the nine months ended September 30, 1996 and 1995 are unaudited; however, in the opinion of the Company's management, the accompanying financial information contains all adjustments, consisting only of normal accruals, necessary to present fairly the financial information for such periods. In July 1996, the Company sold UCLIC and the financial information and other data set forth herein have been restated to reflect the fact that the operations of UCLIC have been classified as discontinued operations. The results of operations for the nine months ended September 30, 1996 may not be indicative of results of operations to be expected for the full year.

                                             NINE MONTHS ENDED
                                            SEPTEMBER 30,(1)(2)                   YEAR ENDED DECEMBER 31,(1)(2)
                                          -----------------------   ----------------------------------------------------------
                                             1996         1995         1995         1994         1993        1992       1991
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
                                                             (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Loan sale gains.........................  $  143,325   $  102,664   $  142,156   $   86,735   $   59,441   $ 30,165   $ 29,627
Finance income, fees earned and other
  loan
  income................................     102,497       77,388      105,398       89,172       60,280     50,126     51,059
Investment income.......................       9,472        5,227        7,403        2,963        1,408        954      1,913
Other...................................       3,651        4,196        5,332        3,668        2,747      3,569      3,986
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
Total revenues..........................     258,945      189,475      260,289      182,538      123,876     84,814     86,585
Total expenses..........................     161,000      115,881      157,624      107,544       83,450     68,014     79,165
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
Income from continuing operations before
  income taxes..........................      97,945       73,594      102,665       74,994       40,426     16,800      7,420
Provision for income taxes..............      35,761       27,128       37,740       26,298       13,751      6,164      2,965
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
Income from continuing operations.......      62,184       46,466       64,925       48,696       26,675     10,636      4,455
Income (loss) from discontinued
  operations............................      (4,532)       3,903        4,543          838      (15,100)      (390)     7,021
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
  Net income............................  $   57,652   $   50,369   $   69,468   $   49,534   $   11,575   $ 10,246   $ 11,476
                                          ==========   ==========   ==========   ==========   ==========   ========   ========
PER SHARE DATA(3):
Primary:
  Income from continuing operations.....  $     1.94   $     1.57   $     2.13   $     1.71   $     1.19   $    .54   $    .23
  Income (loss) from discontinued
    operations..........................        (.14)         .13          .15          .03         (.68)      (.02)       .35
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
  Net income............................  $     1.80   $     1.70   $     2.28   $     1.74   $      .51   $    .52   $    .58
                                          ==========   ==========   ==========   ==========   ==========   ========   ========
Fully diluted:
  Income from continuing operations.....  $     1.90   $     1.54   $     2.10   $     1.71   $     1.13   $    .54   $    .23
  Income (loss) from discontinued
    operations..........................        (.14)         .13          .15          .03         (.64)      (.02)       .35
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
  Net income............................  $     1.76   $     1.67   $     2.25   $     1.74   $      .49   $    .52   $    .58
                                          ==========   ==========   ==========   ==========   ==========   ========   ========
Weighted average shares outstanding:
  Primary...............................      31,999       29,649       30,501       28,490       22,208     19,834     19,766
  Fully diluted.........................      32,712       30,084       30,903       28,490       23,706     19,834     19,766
Cash dividends..........................  $      .21   $      .15   $      .20   $    .1818   $    .1546   $  .1364   $  .1278
Stockholders' equity-period end.........       14.12        11.92        12.52         7.38         5.73       4.85       4.47
BALANCE SHEET DATA -- PERIOD END:
Temporary investments -- reserve
  accounts..............................  $  208,053   $  130,229   $  155,254   $   81,980   $   27,672   $  7,627   $     --
Loans...................................     114,251       84,805       74,877       51,598       66,417     70,067     87,510
Capitalized excess servicing income.....     379,417      252,557      280,985      174,031      105,907     60,678     41,070
Total assets............................     866,667      714,413      760,184      514,197      389,499    323,001    311,964
Notes payable...........................     302,010      242,555      265,756      223,668      165,500    191,100    182,000
Total liabilities.......................     465,441      378,953      407,710      312,112      236,132    226,744    223,529
Stockholders' equity....................     401,226      335,460      352,474      202,085      153,368     96,258     88,434

                                             NINE MONTHS ENDED
                                            SEPTEMBER 30,(1)(2)                   YEAR ENDED DECEMBER 31,(1)(2)
                                          -----------------------   ----------------------------------------------------------
                                             1996         1995         1995         1994         1993        1992       1991
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
                                                                         (DOLLARS IN THOUSANDS)
OTHER DATA:
Home equity loan production.............  $1,493,975   $1,091,260   $1,541,537   $  908,821   $  539,868   $301,234   $253,613
Manufactured housing loan production....      86,228          N/A          887          N/A          N/A        N/A        N/A
Average home equity loan size...........          54           46           49           41           39         28         24
Home equity loans serviced..............   3,546,287    2,413,276    2,701,481    1,683,698    1,125,139    819,448    703,922
Total loans serviced....................   3,681,108    2,476,433    2,761,402    1,758,473    1,225,436    964,939    906,237
Average coupon on home equity loans
  produced..............................        11.1%       11.6%         11.6%        11.7%        11.8%      13.4%       N/A
Loan origination fees as % of home
  equity loans..........................         4.1          4.7          4.4          5.9          7.0        7.9        8.2%
Weighted average interest spread
  retained on home equity loans sold....        4.71         4.99         4.98         4.49         6.06       4.56       4.42
Home equity loans past due 30 days or
  more as a % of loans owned and/or
  serviced..............................        9.88         7.86         8.15         7.67         8.26       8.76       9.46
Home equity loans charged off as a % of
  average loans owned and/or
  serviced(4)...........................        0.51         0.57         0.56         0.84         0.88       0.59       0.41

---------------

(1) On February 2, 1996, the Company signed an agreement to sell all of the outstanding capital stock in its wholly-owned life insurance subsidiary, UCLIC, and on July 24, 1996, the Company concluded such sale. Also, on April 10, 1995, the Company decided to dispose of its investments in its wholly-owned subsidiary, United General Title Insurance Company ("UGTIC"), and on February 29, 1996, the sale of UGTIC was completed. In addition, on May 7, 1993, the Company announced its decision to dispose of the net assets and operations of Foster Mortgage Corporation ("FMC"), a wholly-owned subsidiary of the Company. The operations of UCLIC, UGTIC and FMC have been reclassified as discontinued operations and the prior years' financial statements of the Company included herewith have been reclassified accordingly.

(2) During the third quarter of 1995, the Company implemented, on a prospective basis, the provisions of FASB Statement of Financial Accounting Standards No. 122 ("SFAS 122") which revised the method of accounting for mortgage servicing rights on loans originated by the Company. SFAS requires that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others that have been acquired through either the purchase or origination of such loans. Prior to the adoption of SFAS 122, the Company recognized late charges and other ancillary income when collected and charged costs to service mortgage loans when incurred. Net income for 1995 was increased by $3.9 million or $.13 per share on a fully diluted basis as the result of the Company's implementation of SFAS 122. The amount capitalized is included in "Total assets."

(3) All share and per share data have been adjusted to reflect stock dividends.

(4) Annualized for the nine months ended September 30.

    The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. This Prospectus Supplement and the accompanying Prospectus contain forward-looking statements that reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The following non-exclusive factors could cause actual results to differ materially from historical results or those anticipated: (1) changes in the performance of the financial markets, in the demand for and market acceptance of the Company's products, and in general economic conditions, including interest rates; (2) the presence of competitors with greater financial resources and the impact of competitive products and pricing; (3) the effect of the Company's policies; and (4) the continued availability to the Company of adequate funding sources.

                                USE OF PROCEEDS


     The net proceeds to the Company from this Offering are expected to be approximately $98,925,000. The net proceeds of the Offering will be used (i) to repay certain revolving lines of credit, and (ii) for general corporate purposes, which may include the financing of continued expansion of its lending operations. See "The Company -- Business Strategies" in the Prospectus.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of September 30, 1996 and as adjusted to give effect to the sale by the Company of the Notes offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."


                                                                          SEPTEMBER 30, 1996
                                                                         ---------------------
                                                                                         AS
                                                                          ACTUAL      ADJUSTED
                                                                         --------     --------
                                                                            (IN THOUSANDS)
DEBT:
  Notes payable -- current.............................................  $ 59,066     $  3,317
  Notes payable -- long term...........................................    17,944       17,944
  7% Senior Notes due July 15, 1998....................................   100,000      100,000
  9.35% Senior Notes due November 1, 1999..............................   125,000      125,000
  7.70% Senior Notes due January 15, 2004..............................        --      100,000
                                                                         --------     --------
          Total debt...................................................   302,010      346,261
                                                                         --------     --------
STOCKHOLDERS' EQUITY:
  Preferred stock, $2 par value; 1,955,000 shares of 6 3/4% PRIDES(SM)
     ($44 per share liquidation preference)............................     3,910        3,910
  Common stock, $2 par value; Authorized 100,000,000 shares; Issued --
     29,566,152 shares(1)..............................................    59,132       59,132
  Additional paid-in capital...........................................   183,809      183,809
  Net unrealized gain on securities....................................        32           32
  Retained earnings....................................................   170,262      170,262
  Treasury stock and ESOP debt.........................................   (15,919)     (15,919)
                                                                         --------     --------
          Total stockholders' equity...................................   401,226      401,226
                                                                         --------     --------
            Total Capitalization.......................................  $703,236     $747,487
                                                                         ========     ========


---------------

(1) Does not include 1,667,232 shares of Common Stock reserved for issuance upon exercise of options granted under the Company's stock option plans as of September 30, 1996.

     As of September 30, 1996, approximately $1.9 million was outstanding under the Commercial Bank Warehouse. Under the Commercial Bank Warehouse, United Companies Lending Group, Inc. ("UC Lending Group") and its home equity mortgage lending subsidiaries (which include UCLC, UNICOR, GINGER MAE and SMA) (collectively, "UCLG") may borrow up to $350 million on a revolving basis secured by home equity loans eligible thereunder. Loans under the Commercial Bank Warehouse are subject to the satisfaction of certain borrowing conditions, including a minimum borrowing base and bear interest at a floating rate. Borrowings under the Commercial Bank Warehouse are required to be repaid from the proceeds of the sale or other disposition of the home equity loan collateral. The Commercial Bank Warehouse contains certain provisions that may affect the ability of UCLG to pay dividends to the Company which in turn may affect the ability of the Company to pay interest and principal on the Notes as described under "Description of the Notes -- Ranking." The lenders' commitment under the Commercial Bank Warehouse is scheduled to terminate on May 23, 1998. As of September 30, 1996, there were no amounts outstanding under the Investment Bank Warehouse and $17.8 million in home equity loans eligible for securitization were funded under the UCLIC Warehouse. In addition, no amounts were outstanding under the Manufactured Housing Warehouse. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" in the Prospectus.

                            DESCRIPTION OF THE NOTES

     The Notes are to be issued under a Senior Indenture dated as of October 1, 1994 (the "Indenture") entered into by the Company and The First National Bank of Chicago, as trustee (the "Trustee"), as supplemented. The following summaries of certain provisions of the Notes and the Indenture, a copy of which has been incorporated by reference as an exhibit to the Registration Statement of which the Prospectus is a part, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Notes and the Indenture, including the definitions therein of certain terms. Capitalized terms used in "Description of the Notes" have the meanings attributed to them in the Notes or the Indenture unless otherwise defined herein.

     The following description of the particular terms of the Notes offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities and the Indenture set forth in the Prospectus, to which reference is hereby made.

GENERAL


     The Notes will be limited to $100 million aggregate principal amount and will mature on January 15, 2004. The Notes will bear interest at the rate set forth on the front cover of this Prospectus Supplement from December 17, 1996, payable semi-annually on January 15 and July 15 of each year, commencing July 15, 1997, to the registered holders at the close of business on the January 1 or July 1 preceding such January 15 or July 15, whether or not such day is a business day. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.


RANKING

     The Notes will be general unsecured obligations and will rank pari passu with all other unsecured and unsubordinated senior indebtedness of the Company, including the 9.35% Senior Notes due November 1, 1999 and the 7% Series Notes due July 15, 1998 (collectively, the "Other Senior Notes"). Each of the Other Senior Notes contains covenants identical to the covenants contained in the Notes.

     The Company is a holding company whose principal assets are the stock of UC Lending Group, UCLC, UNICOR, GINGER MAE(R), Inc., SMA, UCFI and United Companies Realty & Development Company, Inc. Since the Company is a holding company, its rights and the rights of its creditors, including the holders of the Notes, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization generally will be subject to the prior claims of the subsidiary's creditors. In addition, as a holding company the Company's ability to meet debt service obligations and pay operating expenses and dividends depends on receipt of sufficient funds from its subsidiaries.

     The ability of UCLG to pay dividends may be restricted by certain provisions of the Commercial Bank Warehouse. The Commercial Bank Warehouse requires UCLG not to permit its Adjusted Net Worth (as defined in the Commercial Bank Warehouse), on a consolidated basis, at any date to be less than an amount (the "Threshold Amount") equal to the sum of (i) $97.2 million plus (ii) 25% of the net income of UCLG, on a consolidated basis, for the period commencing on January 1, 1995 through the date of the most recently ended fiscal quarter prior to the date of determination (for purposes of the foregoing computation, for any fiscal quarter in which UCLG reports a net loss on a consolidated basis it will be deemed to have net income of $0 and net loss of $0). The payment of dividends by UCLG to the Company would reduce UCLG's Adjusted Net Worth. As of September 30, 1996, UCLG's Adjusted Net Worth exceeded the Threshold Amount by $124.5 million.

     The Commercial Bank Warehouse also requires UCLG not to permit the ratio of
(i) the sum of (A) its Adjusted Average Indebtedness (as defined in the Commercial Bank Warehouse), on a consolidated basis, plus (B) all Unfunded Liabilities (as defined in the Commercial Bank Warehouse) of UCLG, on a consolidated basis, plus (C) 50% of the amount outstanding of all Reserve Standby Letters of Credit (as defined in the Commercial Bank Warehouse) issued on behalf of UCLG and other mortgage lending subsidiaries of the Company to (ii) its Adjusted Net Worth, on a consolidated basis, at the end of any fiscal quarter to be more than 10.0:1.0. As of September 30, 1996, the foregoing ratio was 2.3:1.0. Consequently, under the provisions of the Commercial Bank Warehouse, approximately $124.5 million of retained earnings at September 30, 1996 would have been available for the payment of dividends by UCLG and an equivalent amount would have been available assuming that the Commercial Bank Warehouse had been fully drawn throughout the quarter ended September 30, 1996.

     There can be no assurance that the Company's subsidiaries will not enter into additional financing arrangements in the future that may restrict their ability to pay dividends to the Company.

OPTIONAL REDEMPTION

     The Notes will not be redeemable prior to maturity.

SINKING FUND

     There will be no sinking fund payments for the Notes.

COVENANTS

     The Notes contain, among others, the following covenants:

     Limitation upon Merger or Consolidation. The Company may not consolidate with or merge into any other corporation, or convey all or substantially all of its assets as an entirety to any Person, unless (1) the corporation formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, all or substantially all of the assets of the Company as an entirety (the "successor corporation") is a corporation organized and existing under the laws of the United States or any State or the District of Columbia and expressly assumes, by a supplemental indenture, the due and punctual payment of the principal of (and premium, if any) and interest on all the Notes and the performance of every covenant in the Indenture on the part of the Company to be performed or observed; (2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; and (3) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with the Indenture provisions and that all conditions precedent therein provided for relating to such transaction have been complied with.

     For purposes of the preceding paragraph, assets of the Company which did not account for at least 50% of the consolidated net income of the Company for its most recent fiscal year ending prior to the consummation of such transaction shall not in any event be deemed to be all or substantially all of the assets of the Company.


     Limitation upon Mortgages and Liens. The Company may not create or assume, except in favor of the Company or a Wholly-Owned Subsidiary, any mortgage, pledge, lien or encumbrance upon any stock of any Subsidiary directly owned by the Company, any indebtedness of any Subsidiary to the Company or any other property of the Company, whether now owned or hereafter acquired, without equally and ratably securing the Notes. This limitation does not apply to certain permitted encumbrances as described in the Third Supplemental Indenture dated as of December 17, 1996 to the Indenture, including (a) purchase money mortgages entered into within specified time limits; (b) liens existing on acquired assets and certain liens created for the purpose of extending, renewing or refunding such liens or purchase money mortgages; (c) certain tax, materialmen's, mechanics', carrier's, workmen's, repairmen's and judgment liens, certain liens arising by operation of law and certain other similar liens; (d) liens in connection with certain government contracts; (e) certain mortgages, pledges, liens or encumbrances in favor of any state or local government or government agency in connection with certain tax-exempt financings; (f) liens to secure the cost of construction or improvement of any asset entered into within specified time limits; and (g) any mortgage, pledge or other lien or encumbrance not otherwise permitted under this provision; provided, the aggregate amount of indebtedness secured by all such mortgages, pledges, liens or encumbrances does not exceed the greater of $25,000,000 or 10% of the consolidated stockholders' equity of the Company.

     Maintenance of Net Worth. The consolidated stockholders' equity of the Company at the end of any fiscal quarter may not be less than $100,000,000 (without giving effect to any adjustment to consolidated stockholders' equity for such fiscal quarter pursuant to SFAS 115); provided that if the foregoing covenant is not satisfied for a fiscal quarter as a result, in whole or in part, of a change in generally accepted accounting principles which was implemented by the Company during such fiscal quarter, the Company shall not be in default of the foregoing covenant unless and until such covenant is not satisfied as of the last day of the fourth fiscal quarter following the fiscal quarter in which the change in generally accepted accounting principles was implemented by the Company; and provided further that this provision shall cease to be effective from and after the first date on which the Notes are rated "BBB-" or higher by S&P and "Baa3" or higher by Moody's.

     Maintenance of a Consolidated Fixed Charge Coverage Ratio. The Company must maintain a Consolidated Fixed Charge Coverage Ratio for the Company of at least 1.75:1.0; provided that if the foregoing covenant is not satisfied for a period as a result, in whole or in part, of a change in generally accepted accounting principles which was implemented by the Company during the last fiscal quarter of such period, the Company shall not be in default of the foregoing covenant unless and until such covenant is not satisfied at the end of the twelve-month period ending as of the last day of the fourth fiscal quarter following the fiscal quarter in which the change in generally accepted accounting principles was implemented by the Company; and provided further that this provision shall cease to be effective from and after the first date on which the Notes are rated "BBB-" or higher by S&P and "Baa3" or higher by Moody's.

     "Consolidated Fixed Charge Coverage Ratio" of the Company means, for the twelve month period ended as of the last day of the most recent fiscal quarter, the ratio of (a) the sum of consolidated net income, consolidated interest expense and consolidated income tax expense deducted in computing consolidated net income (loss), in each case for such period, of the Company and its consolidated subsidiaries on a consolidated basis to (b) the sum of consolidated interest expense of the Company for such period and cash dividends paid on any preferred stock of the Company during such period, all determined in accordance with generally accepted accounting principles.

     "Wholly-Owned Subsidiary" means a Subsidiary of which all of the outstanding voting stock (other than directors' qualifying shares) is at the time, directly or indirectly, owned by the Company, or by one or more Wholly-Owned Subsidiaries of the Company or by the Company and one or more Wholly-Owned Subsidiaries of the Company.

     Neither the Notes nor the Indenture contain any provisions other than the foregoing which will restrict the Company from incurring, assuming or becoming liable with respect to any indebtedness or other obligations, whether secured or unsecured, or from paying dividends or making other distributions on its capital stock or purchasing or redeeming its capital stock. Except as provided above, neither the Notes nor the Indenture contain any financial ratios or specified levels of liquidity to which the Company must adhere. In addition, neither the Notes nor the Indenture contain any provision which requires the Company to repurchase, redeem or modify the terms of the Notes upon a change in control or other events involving the Company which may adversely affect the creditworthiness of the Notes.

EVENTS OF DEFAULT

     The Notes shall be subject to the Events of Default set forth in the Prospectus.

DEFEASANCE

     The Notes are subject to the Company's legal defeasance option and covenant defeasance option as set forth under "Description of Securities -- Debt Securities -- Discharge, Legal Defeasance and Covenant Defeasance" in the Prospectus.

BOOK-ENTRY, DELIVERY AND FORM

     The Notes initially will be represented by one or more Global Notes deposited with The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC. Except as described in the Prospectus, the Notes will be available for purchase in denominations of $1,000 principal amount, and integral multiples thereof, in book-entry form only. Unless and until certificated Notes are issued under the limited circumstances described in the Prospectus, no beneficial owner of a Note shall be entitled to receive a definitive certificate representing a Note. So long as the Notes are represented by the Global Notes, any payments in respect of the Notes will be made to DTC or its nominee, as the registered owner of the Global Notes. See "Description of Securities -- Debt Securities -- Book-Entry Debt Securities" in the Prospectus.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in same-day funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds.

CONCERNING THE TRUSTEE

     The First National Bank of Chicago is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with respect to the Notes.

                                  UNDERWRITING


     Subject to the terms and conditions contained in the Underwriting Agreement-Basic Provisions dated June 27, 1995 and the related Terms Agreement dated December 12, 1996 (collectively, the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters named below has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:



                                                                               PRINCIPAL AMOUNT
                                 UNDERWRITER                                       OF NOTES
-----------------------------------------------------------------------------  ----------------
Salomon Brothers Inc ........................................................    $ 60,000,000
First Union Capital Markets Corp. ...........................................      20,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated...........................      20,000,000
                                                                               ----------------
          Total..............................................................    $100,000,000
                                                                                =============


     The Underwriting Agreement provides that the obligation of the Underwriters to pay for and accept delivery of the Notes is subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the Notes if any are taken.


     The Underwriters have advised the Company that they propose to offer the Notes directly to the public at the public offering price set forth on the cover page hereof and to certain dealers at a price that represents a concession not in excess of .45% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price and the concession and discount to dealers may be changed.


     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

     The Company does not intend to apply for listing of the Notes on a national securities exchange but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of or trading markets for the Notes.

     The Underwriters receive customary fees for ordinary brokerage transactions with the Company and its affiliates. The Underwriters and their affiliates have performed investment banking services in the ordinary course of their respective businesses for the Company and its affiliates in the past, for which they have received customary compensation, and may continue to do so in the future.

     First Union Capital Markets Corp. is an affiliate of First Union National Bank of North Carolina, the administrative agent bank and a lender under the Commercial Bank Warehouse.

PROSPECTUS

                     UNITED COMPANIES FINANCIAL CORPORATION

                      DEBT SECURITIES AND PREFERRED STOCK

     United Companies Financial Corporation ("UCFC" or the "Company") may offer from time to time, together or separately, (i) its unsecured debt securities, which may be either senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities"), and (ii) shares of its preferred stock, par value $2.00 per share (the "Preferred Stock"), (the Debt Securities and the Preferred Stock are collectively referred to herein as the "Securities"), in amounts, at prices and on terms to be determined at the time of the offering thereof. The Subordinated Debt Securities and Preferred Stock may be convertible or exchangeable into other series of Debt Securities or shares of the common stock, par value $2.00 per share, of the Company (the "Common Stock"). The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances the aggregate offering price of which will not exceed $200,000,000 (or the equivalent thereof if the Debt Securities are denominated in one or more foreign currencies or foreign currency units).

     The specific terms of the Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in an accompanying supplement to this Prospectus (each, a "Prospectus Supplement"), including, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as Senior Debt Securities or Subordinated Debt Securities, authorized denominations, maturity, any premium, rate or method of calculation of interest, if any, and dates for payment thereof, any terms for optional or mandatory redemption, any sinking fund provisions, any terms for conversion or exchange into other series of Debt Securities or Common Stock and any other special terms, and (ii) in the case of the Preferred Stock, the specific designation, the aggregate number of shares offered, the dividend rate (or method of calculation thereof), the dividend period and dividend payment dates, whether such dividends will be cumulative or noncumulative, the liquidation preference, voting rights, if any, any terms for optional or mandatory redemption, any terms for conversion or exchange into other series of Debt Securities or Common Stock and any other special terms. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

     The Senior Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Company. The Subordinated Debt Securities will be subordinate in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company.

     The Securities may be sold (i) through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, with such underwriters to be designated at the time of sale; (ii) through agents designated from time to time; or (iii) directly by the Company. The names of any underwriters or agents of UCFC involved in the sale of the Securities, the public offering price or purchase price thereof, any applicable commissions or discounts, any other terms of the offering of such Securities and the net proceeds to the Company from such sale, will be set forth in the applicable Prospectus Supplement.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.

                            ------------------------

                The date of this Prospectus is December 4, 1996.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, previously filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended by Amendments Nos. 1, 2 and 3 on Form 10-K/A;

          (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996;

          (c) The Company's Current Reports on Form 8-K filed on February 9, 1996, August 8, 1996, November 27, 1996, and December 2, 1996;

          (d) The Company's Proxy Statement dated May 21, 1996 in connection with the Company's Annual Meeting of Shareholders held on June 28, 1996;

          (e) The description of the Company's Preferred Share Purchase Rights contained in the Company's Registration Statement on Form 8-A filed on August 5, 1994; and

          (f) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed on August 30, 1996.

     All reports and any definitive proxy or information statements filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO DALE
E. REDMAN, CHIEF FINANCIAL OFFICER, UNITED COMPANIES FINANCIAL CORPORATION, 4041 ESSEN LANE, BATON ROUGE, LOUISIANA 70809. TELEPHONE REQUESTS MAY BE DIRECTED TO MR. REDMAN AT (504) 924-6007.

                             AVAILABLE INFORMATION

     UCFC is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the following public reference facilities maintained by the Commission: Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, Suite 1300, New York, New York 10048; and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding the registrants that file electronically with the Commission, including the Company. The address of such Internet web site is (http://www.sec.gov). In addition, reports, proxy statements and other information concerning UCFC may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. These documents may be inspected without charge at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained at fees and charges prescribed by the Commission.

                                  THE COMPANY

GENERAL

     United Companies Financial Corporation (the "Company" or "UCFC"), founded in 1946, is a financial services holding company historically engaged in mortgage and insurance operations. In July, 1996, the Company sold all of the outstanding capital stock of its life insurance subsidiary, United Companies Life Insurance Company ("UCLIC") pursuant to an agreement which had been signed on February 2, 1996, which agreement had been subject to the approval of the Company's shareholders and regulatory authorities and the satisfaction of certain other conditions. In June, 1996, the Company's shareholders approved the sale, and in July 1996, regulatory approval was obtained and the remaining conditions to closing the transaction were satisfied. For additional information regarding the sale and the business of UCLIC see "Discontinued Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Discontinued Operations -- United Companies Life Insurance Company" below.

     The Company's mortgage operations are primarily focused on the origination, purchase, sale and servicing of first mortgage, non-conventional, home equity loans which are typically not loans for the purchase of homes. These loans, which are fixed and variable rate mortgage loans, are made primarily to individuals who may not otherwise qualify for conventional loans which are readily marketable to government-sponsored mortgage agencies or conduits and available through most commercial banks and many other lending institutions. Home equity loan production in 1995, 1994, and 1993 was $1.5 billion, $909 million and $540 million, respectively. The Company sells substantially all of its home equity loan production through loan securitizations pursuant to which mortgage-backed securities are issued and publicly sold under a Company sponsored shelf registration statement. The operating income before income taxes of the Company's mortgage operations increased from $46.3 million in 1993 to $81.2 million in 1994 and to $107.7 million in 1995.

     The Company was incorporated in the State of Louisiana in 1946 and its principal offices are located in Baton Rouge, Louisiana. As of December 31, 1995, the Company had approximately 1,900 employees.

     Distribution network. At December 31, 1995, the Company's mortgage activities were primarily conducted through the following distribution channels:

          Retail. The Company's retail operations are conducted through United Companies Lending Corporation ("UCLC") which consists of a branch network of 150 offices in 39 states.

          Wholesale. The wholesale loan distribution network consists of two separate divisions of UCLC which offer home equity loans through distinct distribution channels. Both of these divisions, UNICOR MORTGAGE, Inc.(R) -- ("UNICOR") and GINGER MAE(R) -- ("GINGER MAE"), operate under registered service marks. UNICOR offers home equity loan products through correspondents and brokers in 44 states, while GINGER MAE offers these products to financial institutions, which include banks, savings and loan associations and credit unions, in 23 states. UNICOR began operating as a separate subsidiary of the Company in January, 1996.

          Bulk purchasing. The Company also conducts a bulk loan purchase program through Southern Mortgage Acquisition, Inc. ("SMA"), which from time to time purchases pools of home equity loans from other lenders.

          Manufactured housing finance. During the fourth quarter of 1995, the Company expanded its lending operations to include additional manufactured housing loan products. The manufactured housing lending is conducted through a wholly-owned subsidiary, United Companies Funding, Inc. ("UCFI"), based in Minneapolis, Minnesota, with servicing provided by UCLC.

     Products and production. The Company's principal products are home equity loans with a fixed amount and term to maturity, which are secured by a first lien mortgage on the borrower's residence. Typically the proceeds of the loan will be used by the borrower to refinance an existing first mortgage in order to finance home improvements or for debt consolidation. These types of loans are commonly referred to as "B" and "C" grade loans. These loans are distinct from home equity revolving lines of credit which are generally secured by a second mortgage and typically carry a floating interest rate. The Company offers fixed rate and adjustable rate ("ARM") home equity loan products.

     The Company's principal market for its home equity loans is individuals who may not otherwise qualify for conventional loans which are readily marketable to the government-sponsored mortgage agencies or conduits and available through most commercial banks and many other lending institutions. Loans to such borrowers may present a greater credit risk and therefore produce higher loan origination fees and interest rates as compared to loans to customers of banks and thrifts. The Company believes that its customers generally place a higher priority on the amount of the monthly payment and prompt credit approval than on the interest rate and origination fees associated with the loan. Management of the Company believes that any greater credit risk arising out of making loans to these borrowers is compensated by higher fees and interest rates. There are generally numerous competitors for these borrowers in each of the Company's geographic markets. Principal competitors include recognized national and regional lenders. The Company believes that prompt underwriting and response to loan applications provides a competitive advantage in loan originations.

     Loan sales and securitizations. Substantially all of the loans originated or purchased by the Company are sold. Since 1985, the Company has sold loans originated by it in the secondary market, initially in transactions with government-sponsored mortgage agencies or conduits, later in private placement transactions with financial institutions and, since the second quarter of 1993, through a shelf registration statement filed with the Securities and Exchange Commission by a subsidiary of the Company. Approximately $4.4 billion of pass-through certificates backed primarily by first mortgage home equity loans originated directly or through correspondents or mortgage brokers, or purchased and re-underwritten, have been registered under Company sponsored shelf registration statements and publicly sold since 1993. The Company intends to continue to effect securitization transactions on a quarterly basis, but the amount and timing of sales of securities under the shelf registration statement will depend upon market and other conditions affecting the operations of the Company.

     The following table reflects certain information regarding home equity loan production, sales and securitizations during the indicated periods:

                                            SEPTEMBER 30,
                                                1996           1995          1994         1993
                                            -------------   ----------     --------     --------
                                                           (DOLLARS IN THOUSANDS)
    Home equity loan production...........   $ 1,493,975    $1,541,537     $908,821     $539,868
    Home equity loan sales................   $ 1,562,205    $1,471,868     $977,653     $462,873
    Average coupon on loans sold..........         11.25%        11.67%       11.80%       12.00%
    Interest spread retained on loans
      sold................................          4.71%         4.98%        4.49%        6.06%

     The weighted average interest spread on loans sold (the difference between the stated rate on the loan and the rate paid to purchasers, less certain recurring fees) is determined without regard to expected credit losses. Servicing rights are retained on substantially all loans sold.

     The Company derives a significant portion of its income by realizing gains upon the sale of loans due to the excess servicing income of such loans. Excess servicing income represents the excess of the interest rate payable by a borrower on a loan over the interest rate passed through to the investor acquiring an interest in such loan, less the Company's normal servicing fee and other applicable recurring fees. When loans are sold, the Company recognizes as current income the present value of the excess servicing income expected to be realized over the anticipated average life of the loans sold less future estimated credit losses relating to the loans sold. At September 30, 1996, the Company's balance sheet reflected capitalized excess servicing income of approximately $379.4 million. The Company's allowance for loan losses is approximately $70.6 million. The capitalized excess servicing income is computed using prepayment, default and interest rate assumptions that the Company believes market participants would use for similar instruments at the time of sale. The weighted average discount rate used to determine the present value of the balance of capitalized excess servicing income on home equity loans reflected on the Company's balance sheet at September 30, 1996, was approximately 10%. The Company is not aware of an active market for this kind of receivable. No assurance can be given that this receivable could in fact be sold at its stated value on the balance sheet.

     Capitalized excess servicing income is amortized over the lesser of the estimated or actual remaining life of the underlying loans as an offset against the excess servicing income component of servicing income actually received in connection with such loans. Although management of the Company believes that it has made reasonable estimates of the excess servicing income likely to be realized, it should be recognized that the rate of prepayment and the amount of defaults utilized by the Company are estimates and actual experience may vary from these estimates. The Company periodically reviews its prepayment assumptions in relation to current rates of prepayment and, if necessary, writes down the remaining asset to the net present value of the estimated remaining future excess servicing income. Rapid increases in interest rates or competitive pressures may result in a reduction of excess servicing income, thereby reducing the gains recognized by the Company upon the sale of loans in the future.

     The gain recognized by the Company upon the sale of loans will have been overstated if the excess servicing income actually received by the Company is less than originally assumed. An acceleration of future prepayments and/or delinquencies could result in capitalized excess servicing income amortization expense exceeding realized excess servicing income, thereby adversely affecting the Company's servicing income.

     The ability of the Company to sell loans and/or mortgage-backed securities in the secondary market, or an alternative source of funding loan production, is essential for continuation of the Company's loan origination operations. A prolonged, substantial reduction in the size of the secondary market for home equity loans may adversely affect the Company's ability to sell its loan originations and/or mortgage-backed securities in the secondary market with consequent adverse impact on the Company's profitability and future originations. Moreover, market and other considerations could affect the timing of the Company's securitization transactions and delays in such sales could reduce the amount of gains recognized from the sale of loans in a given quarter.

BUSINESS STRATEGIES

     The Company's strategic plan focuses primarily on its continued emphasis on its mortgage operations. Management of the Company believes that the implementation of significant changes in mortgage operations, such as centralization of collections and other loan servicing functions, institution of a branch incentive compensation structure, the addition of the UNICOR and GINGER MAE programs and potential new programs have positioned the Company to be able to continue the increased loan production in its mortgage operations. The Company's increased profitability has resulted primarily from its increased loan origination capacity and its ability to more efficiently pool and sell loans in the secondary market, principally through securitizations. Management of the Company intends to continue to pursue the following strategies in its lending operations:

     - Continue to focus production on first mortgage non-conventional, home equity loans and related products.

     - Increase the number of retail branches and continue to expand geographically.

     - Continue to expand the product line and distribution channels.

     - Maintain direct access to the asset-backed securities markets through Company-sponsored conduits by means of its own shelf registration statements.

     As part of its business strategy, the Company continues to seek ways to serve better its existing customer base and to broaden its customer base. To that end, the Company has commenced a program for manufactured housing loan products conducted through a new subsidiary, UCFI. The Company continually evaluates the feasibility of introducing additional new loan products. There can be no assurance that the Company will introduce any other new loan products or that any new loan products it may introduce will be successful. Neither the manufactured housing loan products nor any other new loan product the Company may introduce is expected to have a material effect on the Company's operations in 1996.

DISCONTINUED OPERATIONS

  United Companies Life Insurance Company

     On February 2, 1996, the Company signed an agreement to sell all of the outstanding capital stock of its wholly-owned life insurance subsidiary, UCLIC, subject to approval by the Company's shareholders, regulatory authorities and the satisfaction of certain other conditions. In June, 1996, the Company's shareholders approved the sale, and in July, 1996, regulatory approval was obtained and the remaining conditions to closing the transaction were satisfied. The sale was concluded on July 24, 1996. The sales price of $167.6 million was comprised of approximately $110 million in cash (including a $10 million cash dividend paid by UCLIC immediately prior to the closing) and UCLIC real estate and other assets which were distributed to the Company prior to the closing. The real estate distributed includes portions of the United Plaza office park, including the Company's home office. In addition, the Company purchased a convertible promissory note from PennCorp Financial Group, Inc. ("PennCorp"), the parent of the purchaser, for $15 million in cash and converted the note into 483,839 shares of the common stock of PennCorp. The Company recorded a net loss of $6.8 million on the transaction. As a result of the sale, the assets (including $67 million of assets transferred to the Company by UCLIC immediately prior to closing) and the operations of UCLIC have been classified as discontinued operations.

     UCLIC, domiciled in Louisiana and organized in 1955, was authorized, at December 31, 1995, to conduct business in 47 states, the District of Columbia and Puerto Rico. Prior to its sale, the primary products of UCLIC were deferred annuities marketed on a commission basis principally through financial institutions and independent general agents and were generally sold to middle income customers seeking tax deferred insurance products, primarily to provide savings for retirement. During the fourth quarter of 1995, UCLIC added variable annuities to its product line.

     At December 31, 1995, the invested assets of UCLIC consisted of $1.1 billion in investment grade fixed maturity securities (at amortized cost), $169 million of residential first mortgage loans and $170 million of commercial mortgage loans. At December 31, 1995, the weighted average rating of its publicly traded bond portfolio was "AA", the assets allocated to investments in mortgage-backed securities were $778 million and the amount of non-investment grade bonds in the portfolio was $22 million or 1.9% of the portfolio. During 1995, the net interest spread on UCLIC's annuity business was 2.37% compared to 2.73% during 1994.

     Reserves for annuity policies constituted the Company's primary liabilities prior to its sale. At December 31, 1995 total annuity reserves were $1.4 billion. The duration of these liabilities is affected by a number of factors, including interest rates, surrender penalties, ratings, public confidence in the insurance industry generally and in UCLIC specifically, governmental regulations and tax laws. Since insurance commissions incurred at the origination of annuity policies are generally deferred and recognized over the estimated life of the policies, any unexpected increase in surrenders of annuity contracts would require more rapid recognition of these expenses, thereby adversely impacting profitability.

     During 1995, 1994 and 1993, revenues of UCLIC were $144.5 million, $138.1 million and $140.2 million, respectively, and net income (loss) of UCLIC was $8.0 million, $5.9 million and $(8.3) million, respectively. The loss incurred in 1993 was primarily the result of a $9.9 million loss on its investment in Foster Mortgage Corporation discussed below.

  United General Title Insurance Company.

     On April 10, 1995, the Company made a decision to dispose of its investment in United General Title Insurance Company ("UGTIC"), a wholly-owned subsidiary of the Company, and, on May 1, 1995, approved a formal plan of disposal. The decision to dispose of UGTIC was independent of the consummation of the sale thereof pursuant to the definitive stock sale agreement signed on August 11, 1995. As a result, the operations of UGTIC have been classified as discontinued operations, and, accordingly, the consolidated financial statements and the related notes of the Company segregate continuing and discontinued operations. The sale was concluded on February 29, 1996.

     The definitive stock sale agreement provided for the sale of 100% of the stock of UGTIC and contains a provision making the Company liable to UGTIC for claims from defalcations and fraud losses incurred by

UGTIC which are unknown and occur prior to closing and are discovered within 24 months thereafter. The Company is also liable, up to $4.2 million, for policy claims paid over a ten year period after closing that exceed certain specified levels. The Company recorded a loss from discontinued operations (net of income tax benefit) of $3.5 million in 1995 in connection with the sale of UGTIC.

     UGTIC was formed in 1983 in part to complement the Company's mortgage operations; however, underwriting of affiliated transactions represented only approximately 3% of UGTIC's business in 1994 and 1995. At December 31, 1995, UGTIC was licensed in 29 states, was represented by approximately 948 independent general agents and had no direct operations. Key markets for UGTIC are Colorado, Louisiana, Florida and California. During 1995, 1994 and 1993, title insurance premiums were $37.0 million, $44.7 million and $24.4 million, respectively. During 1995 and 1994, UGTIC experienced a net loss of $2.0 million and $5.0 million, respectively, compared to net income of $.8 million in 1993. Operations in 1994 suffered severely as the result of claims related to agency defalcations. In addition to the incurred losses, the profitability of UGTIC in 1994 was negatively impacted by a $3.8 million increase in its reserve for policy losses.

  Foster Mortgage Corporation

     On May 7, 1993, the Company decided to divest its subsidiary Foster Mortgage Corporation ("FMC"). As of November 30, 1993, the servicing rights owned by FMC, which constituted substantially all of its assets, were sold. On December 21, 1993, the institutional lenders under FMC's primary credit facility (the "FMC Institutional Lenders") filed a petition in the U.S. bankruptcy court to cause the remaining affairs of FMC to be concluded under the supervision of the bankruptcy court. The FMC Institutional Lenders filed and the bankruptcy court approved a plan of liquidation for FMC providing for the appointment of a trustee selected by the FMC Institutional Lenders. The FMC Institutional Lenders allege that FMC has certain claims against the Company, including a claim with respect to the Company's alleged failure to remit all sums due FMC regarding federal income taxes under a tax agreement among the Company and its subsidiaries, including FMC, estimated by the FMC Institutional Lenders to range from $2.1 million to $29 million. FMC and the Company executed, subject to the approval of the bankruptcy court, a settlement agreement relating to payments between FMC and the Company in connection with the federal income tax benefits resulting from FMC's losses and to certain prior intercompany payments between FMC and the Company. The settlement agreement included a release by FMC in favor of the Company of any and all claims relating to federal income taxes. The FMC Institutional Lenders opposed the proposed settlement agreement. At the conclusion of a hearing on the proposed settlement on August 18, 1994, the bankruptcy court approved the portion of the settlement providing for a net payment by the Company of $1.65 million to FMC in satisfaction of the federal income tax benefits resulting from FMC's losses and the release of any claims regarding federal income taxes. The bankruptcy court declined to approve the other portion of the proposed settlement relating to payments received by the Company from FMC within twelve months of the bankruptcy filing. If the Company were required to refund such payments, the Company has estimated the potential additional loss to be $1.9 million, net of tax benefits. The decision of the bankruptcy court on the settlement was appealed by the FMC Institutional Lenders to the U.S. District Court which affirmed the bankruptcy court's decision. The FMC Institutional Lenders then appealed this decision to the U.S. Fifth Circuit Court of Appeals. In a decision rendered on November 9, 1995, the U.S. Fifth Circuit Court of Appeals reversed the district court, vacated the settlement between FMC and the Company and remanded the matter for further proceedings. The trustee under the plan of liquidation has filed an adversary proceeding in the bankruptcy proceedings against the Company seeking avoidance of alleged preferential payments totaling $3.72 million and has also instituted a suit in federal court against the Company alleging claims under the tax agreement estimated to range from $2 million to $29 million. Management of the Company does not believe that any additional amounts are owed by the Company to FMC or the trustee and intends to vigorously contest the claims which have been brought against it for such amounts by the trustee under the plan of liquidation. The Company did not guarantee any debt of FMC.

GOVERNMENT REGULATION AND LEGISLATION; LEGAL PROCEEDINGS

     The Company's mortgage operations are subject to extensive regulation, supervision and licensing by federal and state authorities. Regulated matters include, without limitation, maximum interest rates and fees which may be charged by the Company, disclosure in connection with loan originations, credit reporting requirements, servicing requirements, federal and state taxation, and multiple qualification and licensing requirements for doing business in various jurisdictions. The Company believes that it maintains all requisite licenses, permits and approvals and is in compliance in all material respects with applicable federal and state regulations.

     The nature of the Company's business is such that it is routinely involved in litigation and is a party to or subject to other items of pending or threatened litigation. Although the outcome of certain of these matters cannot be predicted, management of the Company believes, based upon information currently available, that the resolution of these various matters will not result in any material adverse effect on its consolidated financial condition.

     For a description of the bankruptcy proceedings relating to FMC, see "The Company -- Discontinued Operations -- Foster Mortgage Corporation."

COMPETITION

     As a marketer of credit products, the Company faces intense competition. Traditional competitors in the financial services business include other mortgage banking companies, commercial banks, credit unions, thrift institutions, credit card issuers and finance companies. Many of these competitors in the financial services business are substantially larger and have more capital and other resources than the Company. Competition can take many forms including convenience in obtaining a loan, customer service, marketing and distribution channels and interest rates. In addition, the current level of gains realized by the Company and its existing competitors on the sale of its and their non-conventional loans could attract additional competitors into this market with the possible effect of lowering gains on future loan sales as the result of increased loan origination competition.

                                USE OF PROCEEDS

     Except as may otherwise be set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used for general corporate purposes.

                               RATIOS OF EARNINGS

     The following tables set forth the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the Company for the nine months ended September 30, 1996 and for each of the years in the five-year period ended December 31, 1995.

     The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends has been computed by dividing earnings by the sum of fixed charges and preferred stock dividend requirements. Earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest on all indebtedness and the portion of rental expense considered to be representative of interest.

RATIO OF EARNINGS TO FIXED CHARGES

    NINE MONTHS                 YEAR ENDED DECEMBER 31,
ENDED SEPTEMBER 30,     ----------------------------------------
       1996             1995     1994     1993     1992     1991
-------------------     ----     ----     ----     ----     ----
       4.3x             4.7x     5.9x     4.6x     2.4x     1.4x

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS*

    NINE MONTHS                 YEAR ENDED DECEMBER 31,
ENDED SEPTEMBER 30,     ----------------------------------------
       1996             1995     1994     1993     1992     1991
-------------------     ----     ----     ----     ----     ----
       3.5x             4.0x     5.9x     4.4x     2.4x     1.4x

---------------

* The Company had no preferred stock outstanding other than for a portion of the year ended December 31, 1993 and from and after June 16, 1995. The preferred stock dividends declared during such period have been increased to an amount representing the pre-tax earnings which would be required to cover such dividends.

                       SELECTED FINANCIAL AND OTHER DATA

     The selected financial data set forth below are derived from the Company's Consolidated Financial Statements. The Company's Consolidated Balance Sheets at December 31, 1995 and 1994, and Consolidated Statements of Income, Stockholders' Equity and Cash Flows for the years ended December 31, 1995, 1994 and 1993 and notes thereto were audited by Deloitte & Touche LLP, independent certified public accountants, and are incorporated by reference herein and available as described under "Incorporation of Certain Documents by Reference" and "Available Information." The Company's Consolidated Financial Statements should be read in conjunction with this table and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein and in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended by Amendments Nos. 1, 2 and 3 on Form 10-K/A. The financial information and other data set forth for the nine months ended September 30, 1996 and 1995 are unaudited; however, in the opinion of the Company's management, the accompanying financial information contains all adjustments, consisting only of normal accruals, necessary to present fairly the financial information for such periods. In July 1996, the Company sold UCLIC and the financial information and other data set forth herein have been restated to reflect the fact that the operations of UCLIC have been classified as discontinued operations. See "The Company -- Discontinued Operations." The results of operations for the nine months ended September 30, 1996 may not be indicative of results of operations to be expected for the full year.

                                                NINE MONTHS
                                              ENDED SEPTEMBER
                                                 30,(1)(2)                        YEAR ENDED DECEMBER 31,(1)(2)
                                          -----------------------   ----------------------------------------------------------
                                             1996         1995         1995         1994         1993        1992       1991
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
                                                                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Loan sale gains.........................  $  143,325   $  102,664   $  142,156   $   86,735   $   59,441   $ 30,165   $ 29,627
Finance income, fees earned and other
  loan income...........................     102,497       77,388      105,398       89,172       60,280     50,126     51,059
Investment income.......................       9,472        5,227        7,403        2,963        1,408        954      1,913
Other...................................       3,651        4,196        5,332        3,668        2,747      3,569      3,986
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
Total revenues..........................     258,945      189,475      260,289      182,538      123,876     84,814     86,585
Total expenses..........................     161,000      115,881      157,624      107,544       83,450     68,014     79,165
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
Income from continuing operations before
  income taxes..........................      97,945       73,594      102,665       74,994       40,426     16,800      7,420
Provision for income taxes..............      35,761       27,128       37,740       26,298       13,751      6,164      2,965
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
Income from continuing operations.......      62,184       46,466       64,925       48,696       26,675     10,636      4,455
Income (loss) from discontinued
  operations............................      (4,532)       3,903        4,543          838      (15,100)      (390)     7,021
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
  Net income............................  $   57,652   $   50,369   $   69,468   $   49,534   $   11,575   $ 10,246   $ 11,476
                                          ==========   ==========   ==========   ==========   ==========   ========   ========
PER SHARE DATA(3):
Primary:
  Income from continuing
    operations..........................  $     1.94   $     1.57   $     2.13   $     1.71   $     1.19   $    .54   $    .23
  Income (loss) from discontinued
    operations..........................        (.14)         .13          .15          .03         (.68)      (.02)       .35
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
  Net income............................  $     1.80   $     1.70   $     2.28   $     1.74   $      .51   $    .52   $    .58
                                          ==========   ==========   ==========   ==========   ==========   ========   ========
Fully diluted:
  Income from continuing operations.....  $     1.90   $     1.54   $     2.10   $     1.71   $     1.13   $    .54   $    .23
  Income (loss) from discontinued
    operations..........................        (.14)         .13          .15          .03         (.64)      (.02)       .35
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
  Net income............................  $     1.76   $     1.67   $     2.25   $     1.74   $      .49   $    .52   $    .58
                                          ==========   ==========   ==========   ==========   ==========   ========   ========
Weighted average shares outstanding:
  Primary...............................      31,999       29,649       30,501       28,490       22,208     19,834     19,766
  Fully diluted.........................      32,712       30,084       30,903       28,490       23,706     19,834     19,766
Cash dividends..........................  $      .21   $      .15   $      .20   $    .1818   $    .1546   $  .1364   $  .1278
Stockholders' equity-period end.........       14.12        11.92        12.52         7.38         5.73       4.85       4.47

                                                NINE MONTHS
                                              ENDED SEPTEMBER
                                                 30,(1)(2)                        YEAR ENDED DECEMBER 31,(1)(2)
                                          -----------------------   ----------------------------------------------------------
                                             1996         1995         1995         1994         1993        1992       1991
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
                                                                           (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA -- PERIOD END:
Temporary investments -- reserve
  accounts..............................  $  208,053   $  130,229   $  155,254   $   81,980   $   27,672   $  7,627   $     --
Loans...................................     114,251       84,805       74,877       51,598       66,417     70,067     87,510
Capitalized excess servicing income.....     379,417      252,557      280,985      174,031      105,907     60,678     41,070
Total assets............................     866,667      714,413      760,184      514,197      389,499    323,001    311,964
Notes payable...........................     302,010      242,555      265,756      223,668      165,500    191,100    182,000
Total liabilities.......................     465,441      378,953      407,710      312,112      236,132    226,744    223,529
Stockholders' equity....................  $  401,226   $  335,460   $  352,474   $  202,085   $  153,368   $ 96,258   $ 88,434
OTHER DATA:
Home equity loan production.............  $1,493,975   $1,091,260   $1,541,537   $  908,821   $  539,868   $301,234   $253,613
Manufactured housing loan production....      86,228          N/A          887          N/A          N/A        N/A        N/A
Average home equity loan size...........          54           46           49           41           39         28         24
Home equity loans serviced..............   3,546,287    2,413,276    2,701,481    1,683,698    1,125,139    819,448    703,922
Total loans serviced....................   3,681,108    2,476,433    2,761,402    1,758,473    1,225,436    964,939    906,237
Average coupon on home equity loans
  produced..............................        11.1%        11.6%        11.6%        11.7%        11.8%      13.4%       N/A
Loan origination fees as % of home
  equity loans..........................         4.1          4.7          4.4          5.9          7.0        7.9        8.2%
Weighted average interest spread
  retained on home equity loans sold....        4.71         4.99         4.98         4.49         6.06       4.56       4.42
Home equity loans past due 30 days or
  more as a % of loans owned and/or
  serviced..............................        9.88         7.86         8.15         7.67         8.26       8.76       9.46
Home equity loans charged off as a % of
  average loans owned and/or
  serviced(4)...........................        0.51         0.57         0.56         0.84         0.88       0.59       0.41

---------------

(1) On February 2, 1996, the Company signed an agreement to sell all of the outstanding capital stock in its wholly-owned life insurance subsidiary, UCLIC, and on July 24, 1996, the Company concluded such sale. Also, on April 10, 1995, the Company decided to dispose of its investments in its wholly-owned subsidiary, UGTIC, and on February 29, 1996, the sale of UGTIC was completed. In addition, on May 7, 1993, the Company announced its decision to dispose of the net assets and operations of Foster Mortgage Corporation ("FMC"), a wholly-owned subsidiary of the Company. The operations of UCLIC, UGTIC and FMC have been reclassified as discontinued operations and the prior years' financial statements of the Company included herewith have been reclassified accordingly.

(2) During the third quarter of 1995, the Company implemented, on a prospective basis, the provisions of FASB Statement of Financial Accounting Standards No. 122 ("SFAS 122") which revised the method of accounting for mortgage servicing rights on loans originated by the Company. SFAS requires that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others that have been acquired through either the purchase or origination of such loans. Prior to the adoption of SFAS 122, the Company recognized late charges and other ancillary income when collected and charged costs to service mortgage loans when incurred. Net income for 1995 was increased by $3.9 million or $.13 per share on a fully diluted basis as the result of the Company's implementation of SFAS 122. The amount capitalized is included in "Total assets."

(3) All share and per share data have been adjusted to reflect stock dividends.

(4) Annualized for the nine months ended September 30.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following analysis should be read in conjunction with the Company's Consolidated Financial Statements and accompanying Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended by Amendments Nos. 1, 2 and 3 on Form 10-K/A, and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996. See "Incorporation of Certain Documents by Reference" and "Available Information."

     The Company's mortgage operations primarily consist of the production (by origination or purchase), sale and servicing of first mortgage, non-conventional, home equity loans. In the fourth quarter of 1995, the Company expanded its lending operations to include additional manufactured housing loan products. Fundamental to the profitability and funding of the Company's mortgage operations is the sale of loans with servicing rights retained. The majority of the revenue of the lending operations is derived from gain recognized on the sale of loans and the recognition of net loan fees at the time of sale of the loans. Net loan fees on loans owned by the Company are recognized over the lives of the loans.

     Prior to 1991, the Company had either held the home equity loans it originated in its own portfolio or sold them to financial institutions. Since the fourth quarter of 1991, the Company has pooled and sold large numbers of loans in mortgage-backed securitization transactions. In late 1991 and 1992, this was accomplished primarily through private placement transactions. In 1993, the Company began selling its loans in public securitization transactions through its own shelf registration statement and sold publicly $1.5 billion, $973 million and $451 million of home equity loans during 1995, 1994 and 1993, respectively.

     The Company's mortgage operations are interest rate sensitive and, therefore, fluctuations in and the level of interest rates can have a variety of effects on the Company's profitability. In particular, significant changes in interest rates may impact the volume of loans produced, and will influence the funding costs of such production and the amount of gain recognized on loans sold in the secondary market. During periods of declining interest rates the mortgage operations will generally experience an increase in profitability as the interest spread should widen both on loans held by the Company as an investment and on loans sold in the secondary market.

     During 1993, the positive effect on income of the mortgage operations resulted primarily from a wider interest margin retained on loans sold than experienced in 1994 and 1995. The weighted average interest spread on loans sold to third parties (the difference between the stated rate on the loan and the rate paid to purchasers, less recurring fees) was 6.06% in 1993, declined to 4.49% in 1994 and increased to 4.98% in 1995 due to changes in the interest rate environment. The weighted average interest spread on loans sold is determined without regard to credit losses, which are provided for separately by the Company. The lower interest spread on loans sold during 1994 and 1995 was somewhat offset by an increased volume of loans produced and sold.

     Although historically a lower interest rate environment has not resulted in a significant increase in the level of prepayment of loans originated and serviced by the Company, a significant and sustained reduction in interest rates could cause prepayments to increase, and thereby result in a contraction of the amount of loans owned and serviced and an accelerated amortization of capitalized excess servicing income. Increased prepayments reduce the time period during which the Company receives excess servicing income and other servicing income with respect to prepaid loans. Increased amortization of capitalized excess servicing income is a current charge to earnings. Likewise, if delinquencies or liquidations were to occur sooner in the portfolio of loans sold by the Company and/or with greater frequency than was initially assumed, capitalized excess servicing income amortization would occur more quickly than originally anticipated, which would have an adverse effect on servicing income in the period of such adjustment. In contrast, an increase in the level of interest rates for an extended period of time could adversely affect the ability of the Company to originate loans, as well as the profitability of the loan origination program, by increasing the cost of funding and reducing the interest spread on loans retained and loans sold. If actual prepayments with respect to loans sold occur more slowly than estimated at the time of sale, total income would exceed previously estimated amounts; however, no adjustments would be made to capitalized excess servicing income on the Company's consolidated balance sheet as such income would be recognized prospectively.

DISCONTINUED OPERATIONS

  United Companies Life Insurance Company

     On February 2, 1996, the Company signed an agreement to sell all of the outstanding capital stock of its wholly-owned life insurance subsidiary, UCLIC, subject to approval by the Company's shareholders, regulatory authorities and the satisfaction of certain other conditions. In June, 1996, the Company's shareholders approved the sale, and in July, 1996, regulatory approval was obtained and the remaining conditions to closing the transaction were satisfied. The sale was concluded on July 24, 1996. The sales price of $167.6 million was comprised of approximately $110 million in cash (including a $10 million cash dividend paid by UCLIC immediately prior to the closing) and UCLIC real estate and other assets which were distributed to the Company prior to the closing. The real estate distributed includes portions of the United Plaza office park, including the Company's home office. In addition, the Company purchased a convertible promissory note from PennCorp, the parent of the purchaser, for $15 million in cash and converted the note into 483,839 shares of the common stock of PennCorp. The Company recorded a net loss of $6.8 million on the transaction. As a result of the sale, the assets (including $67 million of assets transferred to the Company by UCLIC immediately prior to closing) and the operations of UCLIC have been classified as discontinued operations.

     UCLIC, domiciled in Louisiana and organized in 1955, was authorized, at December 31, 1995, to conduct business in 47 states, the District of Columbia and Puerto Rico. Prior to its sale, the primary products of UCLIC were deferred annuities marketed on a commission basis principally through financial institutions and independent general agents and were generally sold to middle income customers seeking tax deferred insurance products, primarily to provide savings for retirement. During the fourth quarter of 1995, UCLIC added variable annuities to its product line.

     At December 31, 1995, the invested assets of UCLIC consisted of $1.1 billion in investment grade fixed maturity securities (at amortized cost), $169 million of residential first mortgage loans and $170 million of commercial mortgage loans. At December 31, 1995, the weighted average rating of its publicly traded bond portfolio was "AA", the assets allocated to investments in mortgage-backed securities were $778 million and the amount of non-investment grade bonds in the portfolio was $22 million or 1.9% of the portfolio. During 1995, the net interest spread on UCLIC's annuity business was 2.37% compared to 2.73% during 1994.

     Reserves for annuity policies constituted the Company's primary liabilities prior to its sale. At December 31, 1995 total annuity reserves were $1.4 billion. The duration of these liabilities is affected by a number of factors, including interest rates, surrender penalties, ratings, public confidence in the insurance industry generally and in UCLIC specifically, governmental regulations and tax laws. Since insurance commissions incurred at the origination of annuity policies are generally deferred and recognized over the estimated life of the policies, any unexpected increase in surrenders of annuity contracts would require more rapid recognition of these expenses, thereby adversely impacting profitability.

     During 1995, 1994 and 1993, revenues of UCLIC were $144.5 million, $138.1 million and $140.2 million, respectively, and net income (loss) of UCLIC was $8.0 million, $5.9 million and $(8.3) million, respectively. The loss incurred in 1993 was primarily the result of a $9.9 million loss on its investment in FMC discussed below.

     United General Title Insurance Company.

     On April 10, 1995, the Company made a decision to dispose of its investment in UGTIC, a wholly-owned subsidiary of the Company, and, on May 1, 1995, approved a formal plan of disposal. The decision to dispose of UGTIC was independent of the consummation of the sale thereof pursuant to the definitive stock sale agreement signed on August 11, 1995. As a result, the operations of UGTIC have been classified as discontinued operations, and, accordingly, the consolidated financial statements and the related notes of the Company segregate continuing and discontinued operations. The sale was concluded on February 29, 1996.

     The definitive stock sale agreement provided for the sale of 100% of the stock of UGTIC and contains a provision making the Company liable to UGTIC for claims from defalcations and fraud losses incurred by UGTIC which are unknown and occur prior to closing and are discovered within 24 months thereafter. The Company is also liable, up to $4.2 million, for policy claims paid over a ten year period after closing that exceed certain specified levels. The Company recorded a loss from discontinued operations (net of income tax benefit) of $3.5 million in 1995 in connection with the sale of UGTIC.

     UGTIC was formed in 1983 in part to compliment the Company's mortgage operations; however, underwriting of affiliated transactions represented only approximately 3% of UGTIC's business in 1994 and 1995. At December 31, 1995 UGTIC was licensed in 29 states, was represented by approximately 948 independent general agents and had no direct operations. Key markets for UGTIC are Colorado, Louisiana, Florida and California. During 1995, 1994 and 1993, title insurance premiums were $37.0 million, $44.7 million and $24.4 million, respectively. During 1995 and 1994, UGTIC experienced a net loss of $2.0 million and $5.0 million, respectively, compared to net income of $.8 million in 1993. Operations in 1994 suffered severely as the result of claims related to agency defalcations. In addition to the incurred losses, the profitability of UGTIC in 1994 was negatively impacted by a $3.8 million increase in its reserve for policy losses.

  Foster Mortgage Corporation

     On May 7, 1993, the Company decided to divest its subsidiary FMC. As of November 30, 1993, the servicing rights owned by FMC, which constituted substantially all of its assets, were sold. On December 21, 1993, the FMC Institutional Lenders filed a petition in the U.S. bankruptcy court to cause the remaining affairs of FMC to be concluded under the supervision of the bankruptcy court. The FMC Institutional Lenders filed and the bankruptcy court approved a plan of liquidation for FMC providing for the appointment of a trustee selected by the FMC Institutional Lenders. The FMC Institutional Lenders allege that FMC has certain claims against the Company, including a claim with respect to the Company's alleged failure to remit all sums due FMC regarding federal income taxes under a tax agreement among the Company and its subsidiaries, including FMC, estimated by the FMC Institutional Lenders to range from $2.1 million to $29 million. FMC and the Company executed, subject to the approval of the bankruptcy court, a settlement agreement relating to payments between FMC and the Company in connection with the federal income tax benefits resulting from FMC's losses and to certain prior intercompany payments between FMC and the Company. The settlement agreement included a release by FMC in favor of the Company of any and all claims relating to federal income taxes. The FMC Institutional Lenders opposed the proposed settlement agreement. At the conclusion of a hearing on the proposed settlement on August 18, 1994, the bankruptcy court approved the portion of the settlement providing for a net payment by the Company of $1.65 million to FMC in satisfaction of the federal income tax benefits resulting from FMC's losses and the release of any claims regarding federal income taxes. The bankruptcy court declined to approve the other portion of the proposed settlement relating to payments received by the Company from FMC within twelve months of the bankruptcy filing. If the Company were required to refund such payments, the Company has estimated the potential additional loss to be $1.9 million, net of tax benefits. The decision of the bankruptcy court on the settlement was appealed by the FMC Institutional Lenders to the U.S. District Court which affirmed the bankruptcy court's decision. The FMC Institutional Lenders then appealed this decision to the U.S. Fifth Circuit Court of Appeals. In a decision rendered on November 9, 1995, the U.S. Fifth Circuit Court of Appeals reversed the district court, vacated the settlement between FMC and the Company and remanded the matter for further proceedings. The trustee under the plan of liquidation has filed an adversary proceeding in the bankruptcy proceedings against the Company seeking avoidance of alleged preferential payments totaling $3.72 million and has also instituted a suit in federal court against the Company alleging claims under the tax agreement estimated to range from $2 million to $29 million. Management of the Company does not believe that any additional amounts are owed by the Company to FMC or the trustee and intends to vigorously contest the claims which have been brought against it for such amounts by the trustee under the plan of liquidation. The Company did not guarantee any debt of FMC.

RESULTS OF OPERATIONS

     The Company's Consolidated Financial Statements present UCLIC and UGTIC as discontinued operations. Discussed below are results of continuing operations for the periods presented.

NINE MONTHS ENDED SEPTEMBER 30, 1996
COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

     Income from continuing operations for the first nine months of 1996 was $62.2 million ($1.90 per share based on 32.7 million weighted average shares outstanding) compared to $46.5 million ($1.54 per share based on 30.1 million weighted average shares outstanding) for the same period of 1995. In comparison to the 1995 period, the increase in income in 1996 was primarily the result of a $516 million increase in the amount of home equity loans sold and the recognition of loan sale gains and loan fees in connection with such sales. In addition, during the third quarter of 1996 the Company sold approximately $104 million of manufactured housing contracts, primarily originated by United Companies Funding, Inc., the Company's manufacturing housing lender which began operations in November, 1995. The sales of such loans and contracts were accomplished through securitization transactions under shelf registration statements of subsidiaries of the Company.

     Loan sale gains increased $40.7 million during the first nine months of 1996 over the same period in 1995. Loan sale gains approximate the present value for the estimated lives of the loans (which includes for purposes hereof manufactured housing contracts) of the excess of the contractual rates on the loans sold over the sum of the pass-through rate paid to the buyer, a normal servicing fee, a trustee fee, and a surety bond fee, if any, in securitization transactions and an estimate of future credit losses. Loan sale gains for the nine months ended September 30, 1996 and 1995 was reduced by $33.3 million and $20.2 million, respectively, to provide for estimated future credit losses on the loans sold. The increase in the amount of loan sale gains was due primarily to a $516 million increase in the amount of home equity loans sold, which increase was partially offset by a decrease in the interest spread retained by the Company and an increase in the constant prepayment rate used in the computation of loan sale gains during the third quarter of 1996. In addition, loan sale gains in 1996 was increased by $6.3 million as the result of the sale in a securitization of approximately $104 million in manufactured housing contracts. Loan sale gains for the three months and nine months ended September 30, 1996 also includes the capitalization of mortgage servicing rights in the amount of $4.5 million and $13.4 million, respectively, compared to $2.8 million for three months and nine months ended September 30, 1995. Interest spread retained by the Company on loans sold includes the normal servicing fee.

     The following table presents information regarding loan sale transactions for the period indicated:

                                                                              MANUFACTURED HOUSING
                                                     HOME EQUITY LOANS             CONTRACTS
                                                     NINE MONTHS ENDED         NINE MONTHS ENDED
                                                       SEPTEMBER 30,             SEPTEMBER 30,
                                                  ------------------------    --------------------
                                                     1996          1995         1996        1995
                                                  ----------    ----------    --------    --------
                                                               (DOLLARS IN THOUSANDS)
Loans sold......................................  $1,562,205    $1,046,535    $103,556          --
Average coupon..................................       11.25%        11.96%      11.00%         --
Interest spread retained........................        4.71%         4.99%       3.25%         --
Loan sale gains.................................  $  137,060    $  102,664    $  6,264

     Fluctuations in and the level of market interest rates will impact the interest spread retained by the Company on loans sold (which include for purposes hereof manufactured housing contracts), and, potentially, the amount of its loan sale gains. An increase in the level of market interest rates will generally adversely affect the interest spread on loans sold, whereas such interest spread generally widens during a declining interest rate environment. Although actions have been taken by the Company during a rising interest rate environment to mitigate the impact on earnings of fluctuations in market rates, such as increasing the coupon rate charged on its loan products, the effect of such actions will generally lag the impact of market rate fluctuations. In connection with its securitization transactions, the Company has used a prefunding feature which "locks in" the pass-through rate that the Company will pay to the investors on a prefunded amount which will be used to acquire loans at a future date. The Company is obligated for the difference between the earnings on such prefunded amount and the pass-through interest paid to the investors during the period from the date of the closing of the securitization transaction until the date of delivery of the loans. In connection with the securitization transactions which closed in the third quarter of 1996, approximately $42.5 million and $11.4 million were held in prefunding accounts for purchase of the Company's home equity loans and manufactured housing contracts, respectively, during the fourth quarter of 1996.

     Finance income fees earned and other loan income increased $25.1 million for the first nine months of 1996 compared to the same period of 1995 primarily due to the growth in the portfolio of loans warehoused pending loan sales, a $1.1 billion increase in the average serviced portfolio, the recognition of loan fees at the time of sale of the loans and the impact of finance income earned from the manufactured housing unit. The following table presents the composition of finance income, fees earned and other loan income for the periods indicated:

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                         ----------------------
                                                                           1996          1995
                                                                         --------     ---------
                                                                         (DOLLARS IN THOUSANDS)
Servicing fees earned..................................................  $ 96,259     $ 62,936
Loan origination fees..................................................    63,377       51,416
Loan interest..........................................................    14,847        6,396
Other loan income......................................................     6,770        6,489
Amortization...........................................................   (78,756)     (49,849)
                                                                         --------     --------
          Total........................................................  $102,497     $ 77,388
                                                                         ========     ========

     The Company estimates that non-accrual loans reduced mortgage loan interest for the first nine months of 1996 and 1995 by approximately $14.9 million and $9.4 million, respectively. The Company is generally obligated to advance interest on delinquent loans serviced for third party investors until satisfaction of the note, liquidation of the collateral or charge off of the delinquent loan. During the nine months ended September 30, 1996 the average amount of non-accrual loans owned and/or serviced by the Company was $153 million compared to approximately $99 million during the same period of 1995.

     Loan origination fees in excess of direct origination costs on loans held by the Company are recognized over the lives of the loans and are recognized at the time of sale on loans sold to third parties. During the nine month ended September 30, 1996 and 1995, the Company sold approximately $1.6 billion and $1.0 billion, respectively, in home equity loans and recognized approximately $33.6 million and $27.3 million, respectively, in net loan origination fees in connection with these sales.

     Investment income totaled $9.5 million for the first nine months of 1996 compared to investment income of $5.2 million during the same period of 1995. Investment income is primarily related to interest earned on temporary investment-reserve accounts. Investment income during the first nine months of 1996 also includes approximately $.6 million in unrealized gains on common stock classified as trading account securities.

     Other income includes overhead reimbursement from discontinued operations prior to their disposition and income earned by the Company's telecommunication and property management services with respect to its office park.

     Personnel expenses increased approximately $20.0 million primarily because of costs associated with the expansion of the Company's lending operations. Approximately 23% of the increase in personnel costs is related to the startup of the Company's manufactured housing lending operations. The remaining increase is primarily related to expansion of the Company's mortgage distribution network and incentive compensation related to an increase in home equity loan production.

     Interest expense for the first nine months of 1996 increased $8.8 million from the same period of 1995 primarily as the result of an increase of $55 million in the average amount of corporate debt outstanding and a $95 million increase in the average amount of borrowings under the Company's warehouse facilities.

     Other operating expenses for the nine months ended September 30, 1996 increased approximately $16.0 million when compared to the same period of 1995 primarily as the result of expansion of the Company's lending operations including a $6.0 million increase in occupancy and general office expenses, a $2.5 million increase in advertising expense and a $2.9 million increase in professional and legal expenses.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO
YEAR ENDED DECEMBER 31, 1994

     Net income for 1995 was $69.5 million ($2.25 per share based on 30.9 million weighted average shares outstanding) compared to $49.5 million for 1994 ($1.74 per share based on 28.5 million weighted average shares outstanding). The increase in net income in 1995 resulted primarily from an increase in the amount of loans sold and the gain and fees recognized in connection therewith. As previously discussed in "Discontinued Operations", net income for 1995 and 1994 was reduced by losses of $3.5 million and $5.0 million recognized in connection with the Company's decisions to divest UGTIC and FMC and increased by income of UGTIC which totaled $8.0 million and $5.9 million.

     Revenues. The following table sets forth information regarding the components of the Company's revenues for the years ended December 31, 1995 and 1994:

                                                                        YEAR ENDED DECEMBER 31,
                                                                        -----------------------
                                                                           1995         1994
                                                                        ---------     ---------
                                                                            (IN THOUSANDS)
Loan sale gains........................................................  $142,156     $ 86,735
Finance income, fees earned and other loan income......................   105,398       89,172
Investment income......................................................     7,403        2,963
Other..................................................................     5,332        3,668
                                                                         --------     --------
          Total........................................................  $260,289     $182,538
                                                                         ========     ========

     Loan sale gains were $142.2 million and $86.7 million in 1995 and 1994, respectively. Loan sale gains approximate the present value for the estimated lives of the loans of the excess of the contractual rates on the loans sold over the sum of the pass-through rate paid to the buyer, a normal servicing fee, a trustee fee, a surety bond fee, if any, in mortgage-backed securitization transactions and an estimate of future credit losses. The increase in the amount of loan sale gains was due primarily to a $494 million increase in the amount of loans sold during 1995. Excess servicing income retained by the Company (i.e., the stated interest rate on the loan less the pass-through rate and the normal servicing fee and other applicable recurring fees) increased in 1995 compared to 1994. Interest spread retained by the Company on loans sold includes the normal servicing fee. During 1994, guidelines were established which defined an industry accepted "normal servicing fee" as 50 basis points for servicing "B" and "C" quality home equity loans, such as those originated by the Company. As the result of this industry data, the Company, effective July 1, 1994, implemented a servicing fee rate in its loan securitization transactions of 50 basis points. This resulted in an increase in the amount of loan sale gain recognized on the home equity loans sold compared to previous securitization transactions which included a servicing fee rate of 75 basis points. In addition, during the third quarter of 1995, the Company implemented a new accounting pronouncement related to mortgage servicing rights on loans originated by the Company. The implementation of the pronouncement increased loan sale gains by approximately $6.0 million during 1995. Loan sale gains during 1995 were reduced by the use of higher prepayment assumptions, primarily related to adjustable rate mortgage loans, in calculating the gain on sale of loans compared to prior years. The impact of the change in assumptions reduced loan sale gains by approximately $12.4 million. In addition, loan sale gains during 1995 were reduced by approximately $5.5 million as the result of the utilization of interest hedge mechanisms to protect the Company against an increase in market interest rates on the pass-through certificates sold in the second quarter of 1995 securitization transaction. The reduction in income resulted from a decline in interest rates prior to the pricing of this securitization transaction.

     The following table presents information regarding home equity loan sale transactions for the periods indicated:

                                                                       YEAR ENDED DECEMBER 31,
                                                                       -----------------------
                                                                          1995          1994
                                                                       ----------     --------
                                                                       (DOLLARS IN THOUSANDS)
Home equity loans sold...............................................  $1,471,868     $977,653
Average coupon on home equity loans sold.............................       11.67%       11.80%
Weighted interest spread retained on home equity loans sold..........        4.98%        4.49%
Home equity loan sale gains..........................................  $  142,156     $ 86,735

     In connection with the home equity loan securitization transaction which closed in the fourth quarter of 1995, approximately $3.7 million was held in a prefunding account for purchase of the Company's home equity loans during the first quarter of 1996. Pursuant thereto, home equity loans with a remaining principal balance of approximately $3.7 million were delivered on January 10, 1996.

     Finance income, fees earned and other loan income is comprised of the following items:

                                                                        YEAR ENDED DECEMBER 31,
                                                                        -----------------------
                                                                           1995         1994
                                                                        ---------     ---------
                                                                         (DOLLARS IN THOUSANDS)
Servicing fees earned..................................................  $ 89,410     $ 62,807
Loan origination fees..................................................    68,442       56,576
Mortgage loan interest.................................................     6,475          685
Other loan income......................................................    11,339        7,347
Amortization...........................................................   (70,268)     (38,243)
                                                                         --------     --------
          Total........................................................  $105,398     $ 89,172
                                                                         ========     ========

     The average portfolio of loans serviced for third party investors was $2.5 billion and $1.8 billion for 1995 and 1994, respectively. As discussed above, the industry accepted "normal servicing fee" was defined during the second quarter of 1994 as 50 basis points. Effective July 1, 1994, the Company reduced its estimate of normal servicing fee and began using 50 basis points in computing loan sale gains. The reduction in the normal servicing fee for home equity loans from 75 to 50 basis points has the impact of increasing current revenues (loan sale gains) while reducing future revenues (servicing fees earned).

     Loan origination fees in excess of direct origination costs on each loan held by the Company are recognized over the life of the loan or earlier at the time of sale of the loan to a third party. During 1995 and 1994, the Company sold approximately $1.5 billion and $978 million, respectively, in home equity loans and recognized approximately $36.0 million and $32.5 million, respectively, in net loan origination fees (which relate primarily to fixed rate retail production) in connection with these sales.

     The Company estimates that nonaccrual loans reduced mortgage loan interest for 1995 and 1994 by approximately $13.3 million and $10.3 million, respectively. During 1995 the average amount of nonaccrual loans owned by the Company was $21.6 million compared to $25.5 million for 1994. In addition, the average balance of loans serviced for third parties which were on a nonaccrual basis on in foreclosure was $83.1 million during 1995, compared to $55.6 million during 1994, representing 3.9% and 4.1%, respectively, of the average amount of loans serviced for third parties. The Company is generally obligated to advance interest on delinquent loans to the investor or holder of the mortgage-backed security, as the case may be, at the pass-through rate until satisfaction of the note, liquidation of the collateral or charge off of the delinquent loan.

     Other loan income primarily includes insurance commissions and ancillary loan income.

     Amortization of capitalized excess servicing income in 1995 was negatively affected by a $6.3 million increase in the amortization of capitalized excess servicing income as the result of an adjustment in the estimated prepayment assumptions of certain mortgage loans serviced by the Company, primarily adjustable rate mortgage loans.

     Investment income totaled $7.4 million for 1995 compared to investment income of $3.0 million during 1994. Investment income is primarily related to interest earned on temporary investments reserve accounts.

     Other income relates to income earned by the Company's telecommunications business and property management with respect to its office park and overhead reimbursement from discontinued operations prior to their disposition.

     Expenses. The following table presents the components of the Company's expenses for the periods indicated:

                                                                        YEAR ENDED DECEMBER 31,
                                                                        -----------------------
                                                                           1995         1994
                                                                        ---------     ---------
                                                                         (DOLLARS IN THOUSANDS)
Personnel..............................................................  $ 70,762     $ 52,421
Interest...............................................................    25,559       13,362
Loan loss provision....................................................    11,973        8,398
Other operating........................................................    49,330       33,363
                                                                         --------     --------
          Total........................................................  $157,624     $107,544
                                                                         ========     ========

     Personnel expenses were $70.8 million and $52.4 million in 1995 and 1994, respectively. The increase in personnel costs are primarily associated with the expansion of the Company's mortgage operations, including start-up costs for the manufactured housing lending program, loan production related incentives and an increase in the cost of the Company's employee benefit and incentive plans.

     The Company's loan loss provision on owned loans and loans serviced for third party investors was $29.3 million and $22.3 million in 1995 and 1994, respectively. The Company's loan sale agreements generally provide for the subordination of cash and excess interest spread relating to the loans sold. Such subordination relates to credit losses which may occur after the sale of the loans and continues until the earlier of the payment in full of the loans or the termination of the agreement pursuant to which the loans were sold. On certain loan sale transactions prior to 1991, the loan sale agreements provided limited recourse against the Company for credit losses. Regardless of the structure of the loan sale transaction, the Company estimates the amount of future losses under the loan sale agreements and provides a reserve for such loss by reducing the amount of loan sale gain recognized. For estimated losses on the Company's owned portfolio, the Company establishes an allowance for loan losses through a charge to earnings.

     Interest expense for 1995 increased approximately $12.2 million compared to 1994 primarily as the result of an increase in the weighted average interest rate charged on debt and an increase in the average amount of debt outstanding.

     Other operating expenses increased approximately $16.0 million during 1995, primarily as the result of costs associated with the expansion of the Company's mortgage operations. During 1995 and 1994, advertising expense totaled $9.0 million and $3.1 million and occupancy and equipment expenses were $10.9 million and $8.0 million, respectively.

ASSET QUALITY AND RESERVES

     The quality of the loans owned and those serviced for third parties significantly affects the profitability of the Company. The values of and markets for these assets are dependent on a number of factors, including general economic conditions, interest rates and governmental regulations. Adverse changes in such factors, which become more pronounced in periods of economic decline, may affect the quality of these assets and the Company's resulting ability to sell these assets for acceptable prices. General economic deterioration can result in increased delinquencies on existing loans and reductions in collateral values.

     Substantially all of the loans owned by the Company were produced through the Company's branch (i.e., retail) network or wholesale loan programs. In connection with its origination of home equity loans, the Company relies on specified underwriting and credit review procedures, a mortgage on the borrower's residence and, in some cases, other security, and, in its retail origination program, contact with borrowers through its branch office system to manage credit risk on its loans. In addition to servicing the loans owned by the Company, the lending operations serviced approximately $3.6 billion in loans for third parties at September 30, 1996, $3.4 billion of which are home equity loans. Substantially all of the home equity loans serviced for third parties were publicly sold as mortgage backed securities ("pass-through certificates"). The purchasers of the pass-through certificates receive a credit enhanced security which is achieved in part through a guaranty provided by a third party insurer and by subordinating the excess interest spread retained by the Company to the payment of scheduled principal and interest on the certificates. The Company has, from time to time, used the Financial Guaranty Insurance Company and MBIA Insurance Corporation as third party insurers. The subordination of the excess interest spread retained by the Company relates to credit losses which may occur after the sale of the loans and continues until the earlier of the payment in full of the loans or termination of the agreement pursuant to which the loans were sold. If cumulative payment defaults exceed the amount subordinated, the third party insurer is obligated to pay any further losses experienced by the owners of the pass-through certificates.

     The Company is also obligated to cure, repurchase or replace loans which may be determined after the sale to violate representations and warranties relating to them and which are made by the Company at the time of the sale. The Company regularly evaluates the quality of the loan portfolio and estimates its risk of loss based upon historical loss experience, prevailing economic conditions, estimated collateral value and such other factors which, in management's judgment, are relevant in estimating the credit risk in owned and/or serviced loans. For loans sold, the Company records a provision for the estimated amount of credit losses at the time of sale, and records such amount on its balance sheet in the allowance for loan losses. Estimated losses on the owned portfolio are provided for by an increase in the allowance for loan losses through a charge to current operating income. At September 30, 1996, the allowance for loan losses was $70.6 million. The maximum recourse associated with sales of home equity loans according to terms of the loan sale agreements totaled approximately $726 million, of which amount approximately $716 million relates to the subordinated cash and excess interest spread. Should credit losses on loans sold materially exceed the Company's estimates for such losses, such consequence will have a material adverse impact on the Company's financial statements.

     At September 30, 1996, the contractual balance of home equity loans serviced was approximately $3.5 billion, substantially all of which are owned by and serviced for third party investors. The home equity portfolio is geographically diversified. Although the Company services home equity loans in 48 states, at September 30, 1996 a substantial portion of the loans serviced were originated in Ohio (8.8%), Louisiana (8.2%) and Florida (8.0%), respectively, and no other state accounted for more than 7.0% of the serviced portfolio. The risk inherent in geographic concentrations is dependent not only upon regional and general economic stability which affects property values, but also the financial well-being and creditworthiness of the borrower.

     The following table provides a summary of loans owned and/or serviced which are past due 30 days or more, foreclosed properties and loans charged off as of the dates indicated:

                                                                                    FORECLOSED
                                                                                    PROPERTIES
                                                                               --------------------
                                                                                          SERVICED
                                                                                             FOR
                                CONTRACTUAL    DELINQUENCIES       % OF         OWNED       THIRD                      % OF
                                BALANCE OF      CONTRACTUAL     CONTRACTUAL    BY THE       PARTY       NET LOANS     AVERAGE
         PERIOD ENDED              LOANS          BALANCE         BALANCE      COMPANY    INVESTORS    CHARGED OFF    LOANS*
------------------------------  -----------    -------------    -----------    -------    ---------    -----------    -------
                                                                   (DOLLARS IN THOUSANDS)
Nine months ended September
  30, 1996
  Home equity.................  $3,546,287       $ 350,354          9.88%      $6,220      $38,928       $12,036        0.51%
  Manufactured housing........      85,917             295          0.34          253           --             6          --
  Other.......................      48,904           2,836          5.80       14,579 **     2,343         1,190        2.93
                                ----------       ---------                    --------     -------       -------
        Total.................  $3,681,108       $ 353,485          9.60      $21,052      $41,271       $13,232
                                ==========       =========                    =======      =======       =======
Year ended December 31, 1995
  Home equity.................  $2,701,481       $ 220,145          8.15       $8,469      $21,604       $12,221        0.56
  Manufactured housing........         888              --            --           --           --            --          --
  Other.......................      59,033           2,734          4.63        2,982           --            51        0.08
                                ----------       ---------                    -------      -------       -------
        Total.................  $2,761,402       $ 222,879          8.07      $11,451      $21,604       $12,272          --
                                ==========       =========                    =======      =======       =======
Year ended December 31, 1994
  Home Equity.................  $1,683,698       $ 129,203          7.67       $8,791      $11,837       $11,694        0.84
  Other.......................      74,775           2,672          3.57        2,943           35            92        0.11
                                ----------       ---------                    -------      -------       -------
        Total.................  $1,758,473       $ 131,875          7.50      $11,734      $11,872       $11,786          --
                                ==========       =========                    =======      =======       =======

---------------

 * Annualized for the nine months ended September 30, 1996.

** Includes $10.2 million in foreclosed properties acquired in connection with the disposition of UCLIC.

     The percentage of home equity loans thirty days or more delinquent was 9.88% at September 30, 1996 compared to 7.98% at June 30, 1996. This increase in delinquency was generally due to the seasoning of the substantial volume of loans produced in the last three years, a shift in the mix of business toward longer maturity loans and a general seasonality in the third quarter. Net charge-offs on home equity loans were $12.0 million for the nine months ended September 30, 1996 compared with $8.7 for the nine months ended September 30, 1995. The annualized charge-off rate on the average home equity loans for the nine months ended September 30, 1996 and 1995 was .51% and .57%, respectively.

     In connection with the sale of UCLIC, the servicing of substantially all of the commercial real estate mortgage loans and commercial pass-through certificates was transferred to UCLIC. The table above excludes these loans and pass-through certificates which, prior to this transfer of servicing, were serviced without recourse.

     Management continues to focus on reducing the level of non-earning assets owned and/or serviced by expediting the foreclosure process. The balance of foreclosed home equity loans owned and/or serviced as a percentage of the home equity loans owned and/or serviced was 1.1% and 1.2% at December 31, 1995 and 1994, respectively.

     The above delinquency and loan loss experience represents the Company's recent experience. However, the delinquency, foreclosure and net loss percentages may be affected by the increase in the size and relative lack of seasoning of a substantial portion of the portfolio. In addition, the Company can neither quantify the impact of property value declines, if any, on the home equity loans and manufactured housing contracts nor predict whether or to what extent or how long such declines may exist. In a period of such declines, the rates of delinquencies, foreclosures and losses on the home equity loans and manufactured housing contracts could be higher than those therefore experienced in the mortgage lending industry in general. Adverse economic conditions (which may or may not affect real property values) may affect the timely payment by borrowers of scheduled payments of principal and interest on the home equity loans and manufactured housing contracts and, accordingly, the actual rates of delinquencies, foreclosures and losses. As a result, information in the above tables should not be considered as the only basis for assessing the likelihood, amount or severity of delinquencies or losses in the future and no assurance can be given that the delinquency and loss experience presented in the tables will be indicative of such experience.

     A summary analysis of the changes in the Company's allowance for loan losses for the indicated periods is as follows:

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
                                                                        (DOLLARS IN THOUSANDS)
Balance at beginning of period.........................................  $ 51,454     $ 34,478
Loans charged to allowance
  Home equity..........................................................   (14,047)     (10,070)
  Manufactured housing.................................................        (6)          --
  Other................................................................    (1,231)          --
                                                                         --------     --------
  Total................................................................   (15,284)     (10,070)
Recoveries on loans previously charged to allowance....................     2,052        1,324
                                                                         --------     --------
Net loans charged off..................................................   (13,232)      (8,746)
Loan loss provision on owned and serviced loans........................    30,184       22,518
Reserve reclassification...............................................     2,241         (891)
                                                                         --------     --------
Balance at end of period...............................................  $ 70,647     $ 47,359
                                                                         ========     ========

LIQUIDITY AND CAPITAL RESOURCES

     The principal cash requirements of the Company's lending operations arise from loan originations, deposits to reserve accounts, repayments of intercompany debt borrowed under the Company's senior notes and short-term borrowings, payments of operating and interest expenses, and income taxes related to loan sale transactions. Loan production is funded principally through proceeds of warehouse credit facilities pending loan sales. At September 30, 1996, the Company had three secured warehouse facilities available for its home equity loan product: (i) a warehouse facility provided by a syndicate of commercial banks (the "Commercial Bank Warehouse"), (ii) a warehouse facility provided by the investment bank which acted as lead underwriter for the Company's third quarter home equity loan securitization (the "Investment Bank Warehouse"), and
(iii) a warehouse facility provided by UCLIC (the "UCLIC Warehouse"). In June, 1996, the Commercial Bank Warehouse was increased from $150 million to $350 million and the lender's commitment was extended from May, 1997 to May, 1998. As of September 30, 1996, $1.9 million was outstanding under the Commercial Bank Warehouse. The Investment Bank Warehouse was directly related to the 1996 third quarter home equity loan securitization, initially provided for funding up to $300 million of eligible home equity loans for such securitization and terminated upon the closing of the last delivery of loans under the prefunding accounts relative to this securitization. As of September 30, 1996, $150 million was available and no amounts were outstanding under the Investment Bank Warehouse. The UCLIC Warehouse, which was established upon the sale of UCLIC, provides for the purchase of up to $300 million in first mortgage residential loans and has a maturity of July, 1999. The Company has the right for a limited time to repurchase certain loans which are eligible for securitization and as of September 30, 1996, $17.8 million in loans eligible for securitization were funded under this facility. In addition, the Company had a manufactured housing contract warehouse which was directly related to the third quarter manufactured housing securitization and was provided by the investment bank which acted as lead underwriter for such securitization (the "Manufactured Housing Warehouse"). The Manufactured Housing Warehouse initially provided for funding up to $150 million of eligible manufactured housing contracts and terminated upon the closing of the last delivery of contracts under the prefunding accounts relative to this securitization. As of September 30, 1996, $11.4 million was available and no amounts were outstanding under the Manufactured Housing Warehouse.

     Substantially all of the home equity loans and manufactured housing contracts originated or acquired by the Company are sold. Net cash from operating activities of the Company in the first nine months of 1996 and 1995 reflects approximately $1.8 billion and $2.0 billion, respectively, in cash used for loan originations and acquisitions of home equity loans and manufactured housing contracts. The primary source of funding for loan originations is derived from the reinvestment of proceeds from the ultimate sale of these products in the secondary market which totaled approximately $1.7 billion and $2.0 billion in the nine months ended September 30, 1996 and 1995, respectively. In connection with the sale transactions in the secondary market, third-party surety bonds (in the case of home equity loan sales) and cash deposits by the Company as credit enhancements have been provided. The loan sale transactions have required the subordination of certain cash flows payable to the Company to the payment of principal and interest due to certificate holders. In connection with these transactions, the Company has been required, in some instances, to fund an initial deposit, and thereafter, in each transaction, a portion of the amounts receivable by the Company from the excess interest spread has been required to be placed and maintained in a reserve account to the extent of the subordination requirements. The subordination requirements generally provide that the excess interest spread is payable to a reserve account until a specified level of cash, which is less than the maximum subordination amount, is accumulated therein. The capitalized excess servicing income of the Company is subject to being utilized first to replenish cash paid from the reserve account to fund shortfalls in collections from borrowers who default on the payment of principal or interest on the loans and contracts underlying the pass-through certificates issued until the total of the Company's deposits into the reserve account equal the maximum subordination amount. After the Company's deposits into the reserve account equal the maximum subordination amount for a transaction, the subordination of the related excess interest spread (including the guarantee fee payable therefrom) for these purposes is terminated. The excess interest spread required to be deposited and maintained in the respective reserve accounts will not be available to support the cash flow requirements of the Company until such amount exceeds the maximum subordinated amount (other than amounts, if any, in excess of the specified levels required to be maintained in the reserve accounts, which may be distributed periodically to the Company). At September 30, 1996, the amounts on deposit in such reserve accounts totaled $208 million. In April, 1996, a subsidiary of the Company entered into a letter of credit and reimbursement agreement with the domestic branch of an international bank pursuant to which the bank issued a letter of credit to replace a substantial portion of the cash previously required to be maintained in the reserve accounts for five loan securitization transactions consummated in 1993 and 1994. As a consequence, $40 million was released from the related reserve accounts to the Company, and these proceeds, net of transaction costs, were used to pay down outstanding debt of the Company in April, 1996.

RATINGS

     In July, 1996, Moody's Investment Services, Inc. raised its rating on the Company's senior unsecured debt to Ba1 from Ba2.

ACCOUNTING STANDARDS.

     In June, 1996 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS No. 125"). SFAS No. 125 focuses on control of the financial asset and provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 provides certain conditions that must be met to determine that control of the financial asset has been surrendered. SFAS 125 requires that servicing assets and other retained interests in the transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interests, if any, based on their relative fair values at the date of transfer. Implementation of SFAS No. 125 will require the Company to change the method of calculating the gain on sale of loans, which the Company estimates will reduce the amount of gain recognized on loan sales by approximately 5% to 10% and, conversely, decrease the amortization of loan sale gain in future periods. The statement is effective for transfers and servicing of financial assets and extinguishments of liabilities after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted.

                           DESCRIPTION OF SECURITIES

GENERAL

     The following description of the terms of the Securities sets forth certain general terms and provisions of the Securities to which any Prospectus Supplement may relate. The particular terms of the Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Securities so offered will be described in the Prospectus Supplement relating to such Securities.

DEBT SECURITIES

     The Senior Debt Securities are to be issued under an indenture dated as of October 1, 1994, as supplemented from time to time (the "Senior Indenture"), between the Company and The First National Bank of Chicago, as Trustee (the "Senior Trustee"), and the Subordinated Debt Securities are to be issued under an indenture dated as of October 1, 1994, as supplemented from time to time (the "Subordinated Indenture"), between the Company and State Street Bank and Trust Company, as Trustee (the "Subordinated Trustee"). The term "Trustee" as used herein shall refer to either the Senior Trustee or the Subordinated Trustee, as appropriate, for Senior Debt Securities or Subordinated Debt Securities. The Senior Indenture and the Subordinated Indenture (being referred to herein collectively as the "Indentures" and individually as an "Indenture") are filed as exhibits to the Registration Statement. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the Indentures, including the definitions of certain terms therein and in the TIA. Certain capitalized terms used below but not defined herein have the meanings ascribed to them in the applicable Indenture. Unless otherwise noted below, section references below are to both Indentures.

     The particular terms of the Debt Securities being offered (the "Offered Debt Securities"), any modifications of or additions to the general terms of the Debt Securities as described herein that may be applicable in the case of the Offered Debt Securities and any applicable Federal income tax considerations will be described in the Prospectus Supplement relating to the Offered Debt Securities. Accordingly, for a description of the terms of the Offered Debt Securities, reference must be made both to the Prospectus Supplement relating thereto and the description of Debt Securities set forth in this Prospectus.

  General

     The Debt Securities will be direct, unsecured obligations of the Company. The indebtedness represented by the Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indebtedness represented by the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of the Senior Indebtedness of the Company (including the Senior Debt Securities) as described under "-- Subordination" below. The Debt Securities may be issued in one or more series.

     The Company primarily conducts its operations through its Subsidiaries. The rights of the Company and its creditors, including the Holders of the Debt Securities, to participate in the assets of any Subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the Subsidiary's creditors except to the extent that the Company may itself be a creditor with recognized claims against the Subsidiary.

     The accompanying Prospectus Supplement will set forth the terms of the Offered Debt Securities, which may include the following:

           (1) The title of the Offered Debt Securities and whether they are Senior Debt Securities or Subordinated Debt Securities.

           (2) The aggregate principal amount of the Offered Debt Securities and any limit on the aggregate principal amount of the Offered Debt Securities.

           (3) The percentage of the principal amount at which the Offered Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the Maturity thereof or the method by which such portion shall be determined.

           (4) The date or dates on which or periods during which the Offered Debt Securities may be issued, and the date or dates, or the method by which such date or dates will be determined, on which the principal of (and premium, if any, on) the Offered Debt Securities will be payable.

           (5) The rate or rates at which the Offered Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates from which such interest, if any, shall accrue or the method by which such date or dates shall be determined, the interest payment dates on which such interest will be payable and, if the Offered Debt Securities are Registered Securities, the regular record dates, if any, for the interest payable on such interest payment dates, and, if the Offered Debt Securities are floating rate securities, the notice, if any, to Holders regarding the determination of interest and the manner of giving such notice.

           (6) The place or places where the principal of (and premium, if any) and interest on the Offered Debt Securities shall be payable; the extent to which, or the manner in which, any interest payable on any Global Note (as defined below) on an interest payment date will be paid, and the manner in which any principal of, or premium, if any, on, any Global Note will be paid.

           (7) The obligation, if any, of the Company to redeem, repay or purchase the Offered Debt Securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of the Holder thereof and the period or periods within which, or the dates on which, the prices at which and the terms and conditions upon which the Offered Debt Securities shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation.

           (8) The right, if any, of the Company to redeem the Offered Debt Securities at its option and the period or periods within which, or the date or dates on which, the price or prices at which, and the terms and conditions upon which Offered Debt Securities may be redeemed, if any, in whole or in part, at the option of the Company or otherwise.

           (9) If the coin or currency in which the Offered Debt Securities shall be issuable is U.S. dollars, the denominations of the Offered Debt Securities if other than denominations of $1,000 and any integral multiple thereof.

          (10) Whether the Offered Debt Securities are to be issued as original issue discount securities ("Discount Securities") and the amount of discount at which such Offered Debt Securities may be issued and, if other than the principal amount thereof, the portion of the principal amount of Offered Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof upon an Event of Default.

          (11) Provisions, if any, for the defeasance of Offered Debt Securities or certain of the Company's obligations with respect to the Offered Debt Securities.

          (12) Whether the Offered Debt Securities are to be issued as Registered Securities or Bearer Securities or both, and, if Bearer Securities are issued, whether any interest coupons appertaining thereto ("Coupons") will be attached thereto, whether such Bearer Securities may be exchanged for Registered Securities and the circumstances under which, and the place or places at which, any such exchanges, if permitted, may be made.

          (13) Whether provisions for payment of additional amounts or tax redemptions shall apply and, if such provisions shall apply, such provisions; and, if any of the Offered Debt Securities are to be issued as Bearer Securities, the applicable procedures and certificates relating to the exchange of temporary Global Notes for definitive Bearer Securities.

          (14) If other than U.S. dollars, the currency, currencies or currency units (the term "currency" as used herein will include currency units) in which the Offered Debt Securities shall be denominated or in which payment of the principal of (and premium, if any) and interest on the Offered Debt Securities may be made, and particular provisions applicable thereto and, if applicable, the amount of Offered Debt Securities which entitles the Holder of an Offered Debt Security or its proxy to one vote for purposes of voting at a meeting of Holders of the Offered Debt Securities.

          (15) If the principal of (and premium, if any) or interest on the Offered Debt Securities is to be payable, at the election of the Company or a Holder thereof, in a currency other than that in which the Debt Securities is denominated or payable without such election, in addition to or in lieu of the applicable provisions of the Indentures, the period or periods within which and the terms and conditions upon which, such election may be made and the time and the manner of determining the exchange rate or rates between the currency or currencies in which the Offered Debt Securities are denominated or payable without such election and the currency or currencies in which the Offered Debt Securities are to be paid if such election is made.

          (16) The date as of which any Offered Debt Securities shall be dated.

          (17) If the amount of payments of principal of (and premium, if any) or interest on the Offered Debt Securities may be determined with reference to an index, including, but not limited to, an index based on a currency or currencies other than that in which the Offered Debt Securities are denominated or payable, or any other type of index, the manner in which such amounts shall be determined.

          (18) If the Offered Debt Securities are denominated or payable in foreign currency, any other terms concerning the payment of principal of (and premium, if any) or any interest on the Offered Debt Securities (including the currency or currencies of payment thereof).

          (19) The designation of the original Currency Determination Agent, if any.

          (20) The applicable Overdue Rate, if any.

          (21) If the Offered Debt Securities do not bear interest, the applicable dates upon which the Company will furnish or cause to be furnished to the Trustee a list of the names and addresses of the Registered Holders of the Offered Debt Securities.

          (22) Any addition to, or modification or deletion of, any Events of Default or covenants provided for in the applicable Indenture with respect to the Offered Debt Securities.

          (23) If any of the Offered Debt Securities are to be issued as Bearer Securities, (x) whether interest in respect of any portion of a temporary Offered Debt Security in global form (representing all of the Outstanding Bearer Securities of the series) payable in respect of any interest payment date prior to the exchange of such temporary Offered Debt Security for definitive Offered Debt Securities shall be paid to any clearing organization with respect to the portion of such temporary Offered Debt Security held for its account and, in such event, the terms and conditions (including any certification requirements) upon which any such interest payment received by a clearing organization will be credited to the Persons entitled to interest payable on such interest payment date, (y) the terms upon which interests in such temporary Offered Debt Security in global form may be exchanged for interests in a permanent Global Note or for definitive Offered Debt Securities and the terms upon which interests in a permanent Global Note, if any, may be exchanged for definitive Offered Debt Securities and (z) the cities in which the Authorized Newspapers designated for the purposes of giving notices to Holders are published.

          (24) Whether the Offered Debt Securities shall be issued in whole or in part in the form of one or more Global Notes and, in such case, the depositary or any common depositary for such Global Notes; and if the Offered Debt Securities are issuable only as Registered Securities, the manner in which and the circumstances under which Global Notes representing Offered Debt Securities may be exchanged for Registered Securities in definitive form.

          (25) The designation, if any, of any depositaries, trustees (other than the applicable Trustee), paying agents, authenticating agents, security registrars (other than the applicable Trustee) or other agents with respect to the Offered Debt Securities.

          (26) If the Offered Debt Securities are to be issuable in definitive form only upon receipt of certain certificates or other documents or upon satisfaction of certain conditions, the form and terms of such certificates, documents or conditions.

          (27) If the Offered Debt Securities are Subordinated Debt Securities, whether they will be convertible or exchangeable into shares of Common Stock and, if so, the terms and conditions, which may in addition to or in lieu of the provisions contained in the Subordinated Indenture, upon which such Offered Debt Securities will be so convertible or exchangeable, including the conversion or exchange price and the conversion or exchange period.

          (28) Any other terms of the Offered Debt Securities not specified in the Indenture under which such Offered Debt Securities are to be issued (which other terms shall not be inconsistent with the provisions of such Indenture).

     Each Indenture provides that the aggregate principal amount of Debt Securities that may be issued thereunder is unlimited. The Debt Securities may be issued in one or more series thereunder, in each case as authorized from time to time by the Board of Directors of the Company, or any committee thereof or any duly authorized officer or pursuant to any modification of an Indenture. (Section 3.01)

     In the event that Discount Securities are issued, the Federal income tax consequences and other special considerations applicable to such Discount Securities will be described in the Prospectus Supplement relating thereto.

     The general provisions of the Indentures do not contain any provisions that would limit the ability of the Company or its Subsidiaries to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or its Subsidiaries. Reference is made to the accompanying Prospectus Supplement for information with respect to any deletions from, modifications of or additions, if any, to the Events of Default or covenants of the Company described below that are applicable to the Offered Debt Securities, including any addition of covenants or other provisions providing event risk or similar protection.

     All of the Debt Securities of a series need not be issued at the same time, and may vary as to denomination, interest rate, maturity and other provisions and unless otherwise provided, a series may be reopened for issuance of additional Debt Securities of such series. (Section 3.01)

  Denominations, Registration and Transfer

     Unless specified in the Prospectus Supplement, the Debt Securities of any series shall be issuable only as Registered Securities in denominations of $1,000 and any integral multiple thereof and shall be payable only in U.S. dollars. (Section 3.02) The Indentures also provide that Debt Securities of a series may be issuable in global form. See "-- Book-Entry Debt Securities." Unless otherwise indicated in the Prospectus Supplement, Bearer Securities (other than in global form) will have Coupons attached. (Section 2.01)

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series of like aggregate principal amount and of like Stated Maturity and with like terms and conditions. If so specified in the Prospectus Supplement, at the option of the Holder thereof, to the extent permitted by law, any Bearer Security of any series which by its terms is registrable as to principal and interest may be exchanged for a Registered Security of such series of like aggregate principal amount and of a like Stated Maturity and with like terms and conditions, upon surrender of such Bearer Security at the corporate trust office of the applicable Trustee or at any other office or agency of the Company designated for the purpose of making any such exchanges. Subject to certain exceptions, any Bearer Security issued with Coupons surrendered for exchange must be surrendered with all unmatured Coupons and any matured Coupons in default attached thereto. (Section 3.05)

     Notwithstanding the foregoing, the exchange of Bearer Securities for Registered Securities will be subject to the provisions of United States income tax laws and regulations applicable to Debt Securities in effect at the time of such exchange. (Section 3.05)

     Except as otherwise specified in the Prospectus Supplement, in no event may Registered Securities, including Registered Securities received in exchange for Bearer Securities, be exchanged for Bearer Securities. (Section 3.05)

     Upon surrender for registration of transfer of any Registered Security of any series at the office or agency of the Company maintained for such purpose, the Company shall deliver, in the name of the designated transferee, one or more new Registered Securities of the same series of like aggregate principal amount of such denominations as are authorized for Registered Securities of such series and of a like Stated Maturity and with like terms and conditions. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 3.05)

     The Company shall not be required (i) to register, transfer or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the transmission of a notice of redemption of Debt Securities of such series selected for redemption and ending at the close of business on the day of such transmission, or (ii) to register, transfer or exchange any Debt Security so selected for redemption in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part. (Section 3.05)

  Events of Default

     Under the Indentures, "Event of Default" with respect to the Debt Securities of any series means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law, pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body): (1) default in the payment of any interest upon any Debt Security or any payment with respect to the Coupons, if any, of such series when it becomes due and payable, and continuance of such default for a period of 30 days; (2) default in the payment of the principal of (and premium, if any, on) any Debt Security of such series at its Maturity; (3) default in the deposit of any sinking fund payment, when and as due by the terms of a Debt Security of such series; (4) default in the performance, or breach of any covenant or warranty in the applicable Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in the applicable Indenture specifically dealt with or which expressly has been included in the applicable Indenture solely for the benefit of Debt Securities of a series other than such series), and continuance of such default or breach for a period of 60 days after there has been given to the Company by the applicable Trustee or to the Company and the applicable Trustee by the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series, a written notice specifying such default or breach and requiring it to be remedied; (5) certain events of bankruptcy, insolvency or reorganization with respect to the Company; or (6) any other Event of Default provided with respect to Debt Securities of that series pursuant to the applicable Indenture. (Section 5.01)

     Each Indenture requires the Company to file with the applicable Trustee, annually, an officers' certificate as to the Company's compliance with all conditions and covenants under the applicable Indenture. (Section 12.02) Each Indenture provides that the applicable Trustee may withhold notice to the Holders of a series of Debt Securities of any default (except payment defaults on such Debt Securities) if it considers such withholding to be in the interest of the Holders of such series of Debt Securities to do so. (Section 6.02)

     If an Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every case the applicable Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series may declare the principal amount (or, if any Debt Securities of such series are Discount Securities, such portion of the principal amount of such Discount Securities as may be specified in the terms of such Discount Securities) of the Debt Securities of such series to be due and payable immediately, by a notice in writing to the Company (and to the applicable Trustee if given by

Holders), and upon any such declaration such principal amount (or specified amount), plus accrued and unpaid interest (and premium, if any) shall become immediately due and payable. Upon payment of such amount in the currency in which such Debt Securities are denominated (except as otherwise provided in the applicable Indenture or specified in the Prospectus Supplement), all obligations of the Company in respect of the payment of principal of the Debt Securities of such series shall terminate. (Section 5.02)

     Subject to the provisions of each Indenture relating to the duties of the applicable Trustee, in case an Event of Default with respect to Debt Securities of a particular series shall occur and be continuing, the applicable Trustee shall be under no obligation to exercise any of its rights or powers under such Indenture at the request, order or direction of any of the Holders of Debt Securities of that series, unless such Holders shall have offered to the applicable Trustee reasonable indemnity against the expenses and liabilities which might be incurred by it in compliance with such request. (Section 5.07) Subject to such provisions for the indemnification of the applicable Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of such series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee under such Indenture, or exercising any trust or power conferred on the applicable Trustee with respect to the Debt Securities of that series provided that such direction does not conflict with law or with the applicable Indenture. (Section 5.12)

     At any time after such a declaration of acceleration with respect to Debt Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the applicable Trustee as provided in the Indentures, the Holders of a majority in principal amount of the Outstanding Debt Securities of such series, by written notice to the Company and the applicable Trustee, may rescind and annul such declaration and its consequences if (1) the Company has paid or deposited with the applicable Trustee a sum in the currency in which such Debt Securities are denominated (except as otherwise provided in the applicable Indenture or specified in the Prospectus Supplement) sufficient to pay (A) all overdue installments of interest on all Debt Securities or all overdue payments with respect to any Coupons of such series, (B) the principal of (and premium, if any, on) any Debt Securities of such series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such Debt Securities, (C) to the extent that payment of such interest is lawful, interest upon overdue installments of interest on each Debt Security of such series or upon overdue payments on any Coupons of such series at a rate established for such series, and (D) all sums paid or advanced by the applicable Trustee and the reasonable compensation, expenses, disbursements and advances of the applicable Trustee, its agents and counsel; and (2) all Events of Default with respect to Debt Securities of such series, other than the nonpayment of the principal of Debt Securities of such series which have become due solely by such declaration of acceleration, have been cured or waived as provided in the applicable Indenture. No such rescission and waiver will affect any subsequent default or impair any right consequent thereon. (Section 5.02)

  Modification or Waiver

     Without prior notice to or consent of any Holders, the Company and the applicable Trustee, at any time and from time to time, may modify the applicable Indenture for any of the following purposes: (1) to evidence the succession of another corporation to the rights of the Company and the assumption by such successor of the covenants and obligations of the Company in the applicable Indenture and in the Debt Securities and Coupons, if any, issued thereunder; (2) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities and the Coupons, if any, appertaining thereto (and if such covenants are to be for the benefit of less than all series, stating that such covenants are expressly being included solely for the benefit of such series), or to surrender any right or power conferred in the applicable Indenture upon the Company; (3) to add any additional Events of Default (and if such Events of Default are to be applicable to less than all series, stating that such Events of Default are expressly being included solely to be applicable to such series); (4) to add or change any of the provisions of the applicable Indenture to such extent as shall be necessary to permit or facilitate the issuance thereunder of Debt Securities of any series in bearer form, registrable or not registrable, and with or without Coupons, to permit Bearer Securities to be issued in exchange for Registered Securities, to permit Bearer Securities to be issued in exchange for Bearer Securities of other authorized denominations or to permit the issuance of Debt Securities of any series in uncertificated form, provided that any such action shall not adversely affect the interests of the Holders of Debt Securities of any series or any related Coupons in any material respect; (5) to change or eliminate any of the provisions of the applicable Indenture, provided that any such change or elimination will become effective only when there is no Outstanding Debt Security issued thereunder or Coupon of any series created prior to such modification which is entitled to the benefit of such provision and as to which such modification would apply; (6) to secure the Debt Securities issued thereunder; (7) to supplement any of the provisions of the applicable Indenture to such extent as is necessary to permit or facilitate the defeasance and discharge of any series of Debt Securities, provided that any such action will not adversely affect the interests of the Holders of Debt Securities of such series or any other series of Debt Securities issued under such Indenture or any related Coupons in any material respect; (8) to establish the form or terms of Debt Securities and Coupons, if any, as permitted by the applicable Indenture; (9) to evidence and provide for the acceptance of appointment thereunder by a successor Trustee with respect to one or more series of Debt Securities and to add to or change any of the provisions of the applicable Indenture as is necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee; or (10) to cure any ambiguity, to correct or supplement any provision in the applicable Indenture which may be defective or inconsistent with any other provision therein, to eliminate any conflict between the terms of the applicable Indenture and the Debt Securities issued thereunder and the TIA or to make any other provisions with respect to matters or questions arising under the applicable Indenture which will not be inconsistent with any provision of the applicable Indenture; provided such other provisions shall not adversely affect the interests of the Holders of Outstanding Debt Securities or Coupons, if any, of any series created thereunder prior to such modification in any material respect. (Section 11.01)

     With the written consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification voting separately, the Company and the applicable Trustee may modify the applicable Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the applicable Indenture or of modifying in any manner the rights of the Holders of Debt Securities and Coupons, if any, under the applicable Indenture; provided, however, that no such modification may, without the consent of the Holder of each Outstanding Debt Security of each such series affected thereby (1) change the Stated Maturity of the principal of, or any installment of interest on, any Debt Security, or reduce the principal amount thereof or the interest thereon or any premium payable upon redemption thereof, or change the Stated Maturity of or reduce the amount of any payment to be made with respect to any Coupon, or change the currency or currencies in which the principal of (and premium, if any) or interest on such Debt Security is denominated or payable, or reduce the amount of the principal of a Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof, or adversely affect the right of repayment or repurchase, if any, at the option of the Holder, or reduce the amount of, or postpone the date fixed for, any payment under any sinking fund or analogous provisions for any Debt Security, or impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption
Date), or limit the obligation of the Company to maintain a paying agency outside the United States for payments on Bearer Securities, or adversely affect the right to convert any Subordinated Debt Security into shares of Common Stock as may be set forth in the Prospectus Supplement; (2) reduce the percentage in principal amount of the Outstanding Debt Securities of any series, the consent of whose Holders is required for any such modification, or the consent of whose Holders is required for any waiver of compliance with certain provisions of the applicable Indenture or certain defaults or Events of Default thereunder and their consequences provided for in such Indenture; (3) modify any of the provisions of the applicable Indenture relating to modifications and waivers of defaults and covenants, except to increase any such percentage or to provide that certain other provisions of the applicable Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Debt Security of each series affected thereby; provided, however, that certain of such modifications may be made without the consent of any Holder of any Debt Security; or (4) in the case of the Subordinated Indenture, modify any of the provisions relating to the subordination of the Subordinated Debt Securities in a manner adverse to the Holders thereof. (Section 11.02)

     A modification which changes or eliminates any covenant or other provision of the applicable Indenture with respect to one or more particular series of Debt Securities and Coupons, if any, or which modifies the rights of the Holders of Debt Securities and Coupons of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the applicable Indenture of the Holders of Debt Securities and Coupons, if any, of any other series. (Section 11.02)

     In the case of the Subordinated Indenture, no modification may adversely affect the rights of any holder of Senior Indebtedness under the subordination provisions of the Subordinated Indenture without the consent of such holder. (Section 11.08 of the Subordinated Indenture)

     The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of any such series waive, by notice to the applicable Trustee and the Company, any past default or Event of Default under the applicable Indenture with respect to such series and its consequences, except a default (1) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series, or in the payment of any sinking fund installment or analogous obligation with respect to the Debt Securities of such series, or (2) in respect of a covenant or provision hereof which pursuant to the second paragraph under "-- Modification or Waiver" cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected. Upon any such waiver, such default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, for every purpose of the Debt Securities of such series under the applicable Indenture, but no such waiver will extend to any subsequent or other default or Event of Default or impair any right consequent thereon. (Section 5.13)

     The Company may omit in any particular instance to comply with certain covenants in the applicable Indenture (including, if so specified in the Prospectus Supplement, any covenant not set forth in the applicable Indenture but specified in the Prospectus Supplement to be applicable to the Debt Securities of any series issued thereunder, except as otherwise specified in the Prospectus Supplement, and including the covenants relating to the maintenance by the Company of its existence, rights and franchises), if before the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Debt Securities of such series either waive such compliance in such instance or generally waive compliance with such provisions, but no such waiver may extend to or affect any term, provision or condition except to the extent expressly so waived, and, until such waiver becomes effective, the obligations of the Company and the duties of the applicable Trustee in respect of any such provision will remain in full force and effect. (Section 12.09 of the Senior Indenture; Section 12.07 of the Subordinated Indenture)

  Subordination

     Upon any distribution of assets of the Company upon the dissolution, winding up, liquidation or reorganization of the Company, the payment of the principal of (and premium, if any) and interest on the Subordinated Debt Securities will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Indebtedness, including Senior Debt Securities (Sections 16.01 and 16.02 of the Subordinated Indenture), but the obligation of the Company to make payment of principal (and premium, if any) or interest on the Subordinated Debt Securities will not otherwise be affected. (Section 16.02 of the Subordinated Indenture) No payment on account of principal (or premium, if any), sinking funds or interest may be made on the Subordinated Debt Securities (including, without limitation, payment of any Coupons) unless full payment of amounts then due for principal, premium, if any, sinking funds and interest on Senior Indebtedness has been made or duly provided for. (Section 16.03 of the Subordinated Indenture) In the event that, notwithstanding the foregoing, any payment by the Company described in the foregoing sentence is received by the Trustee under the Subordinated Indenture, any Paying Agent or the Holders of any of the Subordinated Debt Securities before all Senior Indebtedness is paid in full, such payment or distribution shall be paid over to the holders of such Senior Indebtedness or on their behalf for application to the payment of all such Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness. Subject to payment in full of Senior Indebtedness, the Holders of the Subordinated Debt Securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of such Senior Indebtedness out of the distributive share of the Subordinated Debt Securities. (Section 16.02 of the Subordinated Indenture)

     By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than Holders of the Subordinated Debt Securities. The Subordinated Indenture provides that the subordination provisions thereof shall not apply to money and securities held in trust pursuant to the satisfaction and discharge and the legal defeasance provisions of the Subordinated Indenture. (Sections
4.02 and 15.02 of the Subordinated Indenture)

     If this Prospectus is being delivered in connection with the offering of a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated by reference therein will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

  Discharge, Legal Defeasance and Covenant Defeasance

     The applicable Indenture with respect to the Debt Securities of any series may be discharged, subject to certain terms and conditions, when (1) either (A) all Debt Securities and the Coupons, if any, of such series have been delivered to the applicable Trustee for cancellation, or (B) all Debt Securities and the Coupons, if any, of such series not theretofore delivered to the applicable Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the applicable Trustee for the giving of notice by the applicable Trustee, and the Company, in the case of (i), (ii) or (iii) of subclause (B), has irrevocably deposited or caused to be deposited with the applicable Trustee as trust funds in trust for such purpose an amount in the currency in which such Debt Securities are denominated sufficient to pay and discharge the entire indebtedness on such Debt Securities for principal (and premium, if any) and interest to the date of such deposit (in the case of Debt Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be; provided, however, in the event a petition for relief under the applicable Federal or state bankruptcy, insolvency or other similar law is filed with respect to the Company within 91 days after the deposit and the applicable Trustee is required to return the deposited money to the Company, the obligations of the Company under the applicable Indenture with respect to such Debt Securities will not be deemed terminated or discharged; (2) the Company has paid or caused to be paid all other sums payable under the applicable Indenture by the Company; (3) the Company has delivered to the applicable Trustee an officers' certificate and an opinion of counsel each stating that all conditions precedent therein provided relating to the satisfaction and discharge of the applicable Indenture with respect to such series have been complied with; and (4) the Company has delivered to the applicable Trustee an opinion of counsel or a ruling of the Internal Revenue Service to the effect that such deposit and discharge will not cause the Holders of the Debt Securities of the series to recognize income, gain or loss for Federal income tax purposes. (Section 4.01)

     If provision is made for the defeasance of Debt Securities of a series, and if the Debt Securities of such series are Registered Securities and denominated and payable only in U.S. dollars, then the provisions of each Indenture relating to defeasance shall be applicable except as otherwise specified in the Prospectus Supplement for Debt Securities of such series. Defeasance provisions, if any, for Debt Securities denominated in a foreign currency or currencies or for Bearer Securities may be specified in the Prospectus Supplement. (Section 15.01)

     At the Company's option, either (a) the Company shall be deemed to have been Discharged (as defined below) from its obligations with respect to Debt Securities of any series (including, in the case of Subordinated Debt Securities, the provisions described under "-- Subordination" herein) ("legal defeasance option") or (b) the Company shall cease to be under any obligation to comply with any obligation of the Company in the applicable Indenture including any restrictive covenants described in the accompanying Prospectus Supplement and any other covenants applicable to the Debt Securities which are subject to covenant defeasance (including, in the case of Subordinated Debt Securities, the provisions described under "-- Subordination" herein) ("covenant defeasance option") at any time after the applicable conditions set forth below have been satisfied: (1) the Company shall have deposited or caused to be deposited irrevocably with the applicable Trustee as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Debt Securities of such series (i) money in an amount, or (ii) U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (iii) a combination of (i) and (ii), sufficient, in the opinion (with respect to (i) and (ii)) of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the applicable Trustee, to pay and discharge each installment of principal (including any mandatory sinking fund payments) of (and premium, if any) and interest on, the Outstanding Debt Securities of such series on the dates such installments of interest or principal and premium are due; (2) such deposit shall not cause the applicable Trustee with respect to the Debt Securities of that series to have a conflicting interest with respect to the Debt Securities of any series; (3) such deposit will not result in a breach or violation of, or constitute a default under, the applicable Indenture or any other agreement or instrument to which the Company is a party or by which it is bound; (4) if the Debt Securities of such series are then listed on any national securities exchange, the Company shall have delivered to the applicable Trustee an opinion of counsel or a letter or other document from such exchange to the effect that the Company's exercise of its legal defeasance option or the covenant defeasance option, as the case may be, would not cause such Debt Securities to be delisted; (5) no Event of Default or event (including such deposit) which, with notice or lapse of time or both, would become an Event of Default with respect to the Debt Securities of such series shall have occurred and be continuing on the date of such deposit and, with respect to the legal defeasance option only, no Event of Default under the provisions of the applicable Indenture relating to certain events of bankruptcy or insolvency or event which with the giving of notice or lapse of time, or both, would become an Event of Default under such bankruptcy or insolvency provisions shall have occurred and be continuing on the 91st day after such date; and (6) certain other opinions, officers' certificates and other documents specified in the applicable Indenture, including an opinion of counsel or a ruling of the Internal Revenue Service to the effect that such deposit, defeasance or Discharge will not cause the Holders of the Debt Securities of such series to recognize income, gain or loss for Federal income tax purposes. Notwithstanding the foregoing, if the Company exercises its covenant defeasance option and an Event of Default under the provisions of the Indentures relating to certain events of bankruptcy or insolvency or event which with the giving of notice or lapse of time, or both, would become an Event of Default under such bankruptcy or insolvency provisions shall have occurred and be continuing on the 91st day after the date of such deposit, the obligations of the Company referred to under the definition of covenant defeasance option with respect to such Debt Securities shall be reinstated in full. (Section 15.02)

  Payment and Paying Agents

     If Debt Securities of a series are issuable only as Registered Securities, the Company will maintain in each Place of Payment for such series an office or agency where Debt Securities of that series may be presented or surrendered for payment, where Debt Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Debt Securities of that series and the applicable Indenture may be served. (Section 12.03)

     If Debt Securities of a series are issuable as Bearer Securities, the Company will maintain (A) in the Borough of Manhattan, The City and State of New York, an office or agency where any Registered Securities of that series may be presented or surrendered for payment, where any Registered Securities of that series may be surrendered for registration of transfer, where Debt Securities of that series may be surrendered for exchange or redemption, where Subordinated Debt Securities of that series that are convertible may be surrendered for conversion, where notices and demands to or upon the Company in respect of the Debt Securities of that series and the applicable Indenture may be served and where Bearer Securities of that series and related Coupons may be presented or surrendered for payment in the circumstances described in the following paragraph (and not otherwise), (B) subject to any laws or regulations applicable thereto, in a Place of Payment for that series which is located outside the United States, an office or agency where Debt Securities of that series and related Coupons may be presented and surrendered for payment (including payment of any additional amounts payable on Debt Securities of that series, if so provided in such series; provided, however, that if the Debt Securities of that series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland, the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent for the Debt Securities of that series in London, Luxembourg or any other required city located outside the United States, as the case may be, so long as the Debt Securities of that series are listed on such exchange, and (C) subject to any laws or regulations applicable thereto, in a Place of Payment for that series located outside the United States an office or agency where any Registered Securities of that series may be surrendered for registration of transfer, where Debt Securities of that series may be surrendered for exchange or redemption, where Subordinated Debt Securities of that series that are convertible may be surrendered for conversion and where notices and demands to or upon the Company in respect of the Debt Securities of that series and the applicable Indenture may be served. The Company will give prompt written notice to the applicable Trustee of the locations, and any change in the locations, of such offices or agencies. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the applicable Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the corporate trust office of the applicable Trustee, except that Bearer Securities of that series and the related coupons may be presented and surrendered for payment at the offices specified in the applicable Debt Security and the Company has appointed the applicable Trustee (or in the case of Bearer Securities may appoint such other agent as may be specified in the applicable Prospectus Supplement) as its agent to receive all presentations, surrenders, notices and demands. (Section 12.03)

     No payment of principal, premium or interest on Bearer Securities shall be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; provided, however, that, if the Debt Securities of a series are denominated and payable in U.S. dollars, payment of principal of and any premium and interest on Bearer Securities of such series, if specified in the applicable Prospectus Supplement, shall be made at the office of the applicable Trustee or the Company's Paying Agent in the Borough of Manhattan, the City and State of New York, if (but only if) payment in U.S. dollars of the full amount of such principal, premium, interest or additional amounts, as the case may be, at all offices or agencies outside the United States maintained for the purpose by the Company in accordance with the applicable Indenture is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 12.03)

  Book-Entry Debt Securities

     The Debt Securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depositary identified in the Prospectus Supplement. Global Notes may be issued in either registered or bearer form and in either temporary or permanent form (each a "Global Note"). Payments of principal of (and premium, if any) and interest on Debt Securities represented by a Global Note will be made by the Company to the applicable Trustee and then by such Trustee to the depositary.

     If specified in the applicable Prospectus Supplement, any Global Notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), as depositary, or such other depositary as may be specified in the applicable Prospectus Supplement. In the event that DTC acts as depositary with respect to any Global Notes, the Company anticipates that such Global Notes will be registered in the name of DTC's nominee, and that the following provisions will apply to the depositary arrangements with respect to any such Global Notes. Additional or differing terms of the depositary arrangements, if any, applicable to the Offered Debt Securities, will be described in the accompanying Prospectus Supplement.

     So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole Holder of the Debt Securities represented by such Global Note for all purposes under the applicable Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Debt Securities represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery or Debt Securities in certificated form and will not be considered the owners or Holders thereof under the applicable Indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form; accordingly, such laws may limit the transferability of beneficial interests in a Global Note.

     If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in certificated form in exchange for the Global Notes. In addition, the Company may at any time, and in its sole discretion, determine not to have any Debt Securities represented by one or more Global Notes and, in such event, will issue individual Debt Securities in certificated form in exchange for the relevant Global Notes. If Registered Securities of any series shall have been issued in the form of one or more Global Notes and if an Event of Default with respect to the Debt Securities of such series shall have occurred and be continuing, the Company will issue individual Debt Securities in certificated form in exchange for the relevant Global Notes. (Section 3.04)

     The following is based on information furnished by DTC:

     DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of the Banking Law of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

     Purchases of Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Debt Security ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Debt Securities are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in Debt Securities, except in the event that use of the book entry system for the Debt Securities is discontinued.

     To facilitate subsequent transfers, the Debt Securities are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Debt Securities with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC records reflect only the identity of the Direct Participants to whose accounts Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

     Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the Debt Securities. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

     Principal and interest payments on the Debt Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings as shown on

DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Paying Agent or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depositary with respect to the Debt Securities at any time by giving reasonable notice to the Company or the Paying Agent. Under such circumstances, in the event that a successor securities depositary is not appointed, Debt Security certificates are required to be printed and delivered.

     The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, Debt Security certificates will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources (including DTC) that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

     Unless stated otherwise in the applicable Prospectus Supplement, the underwriters or agents with respect to a series of Debt Securities issued as Global Notes will be Direct Participants in DTC.

     None of the Company, any underwriter or agent, the applicable Trustee or any applicable Paying Agent will have the responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

  Conversion or Exchange Rights

     The terms and conditions, if any, upon which Subordinated Debt Securities being offered are convertible or exchangeable into Common Stock will be set forth in the Prospectus Supplement relating thereto. Such terms will include the conversion or exchange price, the conversion or exchange period, provisions as to whether conversion or exchange will be at the option of the Holder or the Company, the events requiring an adjustment of the conversion or exchange price and provisions affecting conversions or exchanges in the event of the redemption of such Subordinated Debt Securities.

  Concerning the Trustees

     The Company may from time to time maintain deposit accounts and conduct other banking transactions with The First National Bank of Chicago or State Street Bank and Trust Company and their affiliated entities in the ordinary course of business.

  Certain Definitions

     Set forth below is summary of certain defined terms used in the applicable Indenture. Reference is made to the applicable Indenture for the full definition of all such terms.

     "Discharged" means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by, and obligations under, the Debt Securities of such series and to have satisfied all the obligations under the applicable Indenture relating to the Debt Securities of such series, except
(i) the right of Holders of Debt Securities of such series to receive, from the trust fund described under "Discharge, Legal Defeasance and Covenant Defeasance" above, payment of the principal of (and premium, if any) and interest on such Debt Securities when such payments are due, (ii) the Company's obligations with respect to the Debt Securities of such series under the provisions relating to exchanges, transfers and replacement of Debt Securities, the maintenance of an office or agency of the Company and the defeasance trust fund, the provisions relating to compensation and reimbursement of the applicable Trustee and (iii) the rights, powers, trusts, duties and immunities of the applicable Trustee thereunder. (Section 15.02)

     "Indebtedness" means (i) any liability of any Persons (a) for borrowed money, or (b) evidenced by a bond, note, debenture or similar instrument (including purchase money obligations but excluding trade payables), or (c) for the payment of money relating to a lease that is required to be classified as a capitalized lease obligation in accordance with generally accepted accounting principles, or (d) preferred or preference stock of a Subsidiary of the Company held by Persons other than the Company or a Subsidiary of the Company; (ii) any liability of others described in the preceding clause (i) that the Person has guaranteed, that is recourse to such Person or that is otherwise its legal liability; and (iii) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i) and (ii) above. (Section 1.01)

     "Senior Indebtedness" means the principal of (and premium, if any) and unpaid interest on (i) Indebtedness of the Company, whether outstanding on the date of the Subordinated Indenture or thereafter created, incurred, assumed or guaranteed, for money borrowed (other than the Indebtedness evidenced by the Subordinated Debt Securities of any series), unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such Indebtedness is not senior or prior in right of payment to the Subordinated Debt Securities or is pari passu or subordinate by its terms in right of payment to the Subordinated Debt Securities and (ii) renewals, extensions and modifications of any such Indebtedness. (Section 1.01 of the Subordinated Indenture)

     "Subsidiary" means any Corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power to elect a majority of the directors of such Corporation, irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency, is at the time, directly or indirectly, owned or controlled by the Company or by one or more Subsidiaries thereof, or by the Company and one or more Subsidiaries thereof. (Section 1.01)

     "U.S. Government Obligations" means securities that are (i) direct obligations of the United States for the timely payment of which its full faith and credit is pledged, or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in either case under clauses (i) or (ii), are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on (or principal of) any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt. (Section 15.02)

PREFERRED STOCK

     The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation and the Articles of Amendment relating to each such series of Preferred Stock, which will be filed with the Commission in connection with the offering of such series of Preferred Stock.

  General

     Under the Company's Articles of Incorporation, the Board of Directors may, by resolution, establish series of Preferred Stock having such voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as the Board of Directors may determine.

     The Preferred Stock offered hereby will have the dividend, liquidation and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (1) the designation and stated value per share of such Preferred Stock and the number of shares offered;
(2) the amount of liquidation preference per share; (3) the price at which such Preferred Stock will be issued; (4) the dividend rate (or method of calculation), the dates on which dividends will be payable, whether such dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will commence to cumulate; (5) any redemption or sinking fund provisions; (6) any terms by which such series of Preferred Stock may be convertible into or exchanged for Common Stock or Debt Securities; and (7) any additional or other rights, preferences, privileges, limitations and restrictions relating to such series of Preferred Stock.

     The Preferred Stock offered hereby will be issued in one or more series. The holders of Preferred Stock will have no preemptive rights. Preferred Stock will be fully paid and nonassessable upon issuance against full payment of the purchase price therefor. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series of Preferred Stock will, with respect to dividend rights and rights on liquidation, dissolution and winding up of the Company, rank prior to the Common Stock (the "Junior Stock") and on a parity with each other series of Preferred Stock offered hereby (the "Parity Stock").

  Dividend Rights

     Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors of the Company. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company will have no obligation to pay the dividend accrued for that period, whether or not dividends are declared for any future period. Dividends on shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date set forth in the applicable Prospectus Supplement.

     The Preferred Stock of each series will include customary provisions (1) restricting the payment of dividends or the making of other distributions on, or the redemption, purchase or other acquisition of, Junior Stock unless full dividends, including, in the case of cumulative Preferred Stock, accruals, if any, in respect of prior dividend periods, on the shares of such series of Preferred Stock have been paid and (2) providing for the pro rata payment of dividends on such series and other Parity Stock when dividends have not been paid in full upon such series and other Parity Stock.

  Rights Upon Liquidation

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Junior Stock, liquidating distributions in the amount set forth in the Prospectus Supplement relating to such series of Preferred Stock plus an amount equal to accrued and unpaid dividends. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any Parity Stock are not paid in full, the holders of the Preferred Stock of such series and of such Parity Stock will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts (which may include accumulated dividends) to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of such series of Preferred Stock will have no right or claim to any of the remaining assets of the Company. Neither the sale of all or a portion of the Company's assets nor the merger or consolidation of the Company into or with any other corporation shall be deemed to be a dissolution, liquidation or winding up, voluntarily or involuntarily, of the Company.

  Voting Rights

     The holders of Preferred Stock of a series offered hereby will not be entitled to vote except as indicated in the Prospectus Supplement relating to such series of Preferred Stock or as required by applicable law. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, when and if any such series is entitled to vote, each share in such series will be entitled to one vote.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Set forth below is a description of the material terms and provisions of the equity securities of the Company. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to the Restated Articles of Incorporation of the Company (the "Restated Articles of Incorporation") and the By-Laws, as amended, of the Company (the "By-Laws") and the Rights Plan of the Company dated as of July 27, 1994 between the Company and ChaseMellon Shareholders Services, L.L.C., as Rights Agent (the "Rights Plan"). The Restated Articles of Incorporation are an exhibit to the Company's Current Report on Form 8-K dated November 27, 1996, the By-Laws are an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, and the Rights Plan is an exhibit to Company's Registration Statement on Form 8-A.

     The Company is authorized to issue (i) 100,000,000 shares of Common Stock, par value $2.00 per share and (ii) 20,000,000 shares of Preferred Stock, par value $2.00 per share, which may be issued in one or more series with such voting powers, designations, preferences, rights, qualifications, limitations and restrictions as shall be specified by the Board of Directors. The Board of Directors may issue one or more series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock and the holders of other series of Preferred Stock, and which could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company. In connection with the Rights Plan, the Board of Directors authorized the issuance of 1,000,000 shares of Series A Junior Participating Preferred Stock to holders of rights issued under the Rights Plan. See "-- Rights Plan" below.

     As of September 30, 1996, 28,406,470 shares of Common Stock were issued and outstanding, excluding 1,159,682 treasury shares, and 1,955,000 shares of Preferred Redeemable Increased Dividend Equity SecuritiesSM, 6 3/4% PRIDESSM, Convertible Preferred Stock, par value $2.00 per share ("PRIDES") were issued and outstanding.

COMMON STOCK

  Dividends

     Holders of the Company's Common Stock are entitled to receive such dividends as may be legally declared by the Board of Directors. The declaration and amount of future dividends may depend, in part, on restrictive covenants contained in certain loan agreements.

  Voting Rights

     Holders of Common Stock are entitled to one vote for each share held of record. Except as discussed below, action of the stockholders may generally be taken by the affirmative vote of a majority of the shares present or represented at a duly called meeting at which a quorum is present or represented.

  Other Rights

     Holders of Common Stock have no preemptive or subscription rights and have no liability for further calls or assessments. All shares of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation.

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholders Services, L.L.C. of New York, New York.

PRIDES

  General

     The PRIDES are shares of convertible preferred stock and rank prior to the Common Stock as to payment of dividends and distribution of assets upon liquidation. The shares of PRIDES mandatorily convert into shares of Common Stock on July 1, 2000 (the "Mandatory Conversion Date") and the Company has the option to redeem the shares of PRIDES, in whole or in part, at any time and from time to time on or after July 1, 1998, and prior to the Mandatory Conversion Date at the Call Price (as defined herein), payable in shares of Common Stock. In addition, the shares of PRIDES are convertible into shares of Common Stock at the option of the holder at any time prior to the Mandatory Conversion Date as set forth below.

  Dividends

     Holders of shares of PRIDES are entitled to receive annual cumulative dividends at a rate per annum of 6 3/4% of the stated liquidation preference (equivalent to a rate of $2.97 per annum for each share of PRIDES), from the date of initial issuance, payable quarterly in arrears on each January 1, April 1, July 1, and October 1, or, if any such date is not a business day, on the next succeeding business day, commencing July 1, 1995.

  Mandatory Conversion

     On the Mandatory Conversion Date, unless previously redeemed or converted, each outstanding share of PRIDES are mandatorily convertible into (i) one share of Common Stock, subject to adjustment in certain events, and (ii) the right to receive cash in an amount equal to all accrued and unpaid dividends thereon (other than previously declared dividends payable to a holder of record as of a prior date).

  Optional Redemption

     Shares of PRIDES are not redeemable prior to July 1, 1998. At any time and from time to time on or after July 1, 1998, and ending immediately prior to the Mandatory Conversion Date, the Company may redeem any or all of the outstanding shares of PRIDES. Upon any such redemption, each holder will receive, in exchange for each share of PRIDES, the number of shares of Common Stock equal to the Call Price divided by the Current Market Price (as defined herein) on the applicable date of determination, but in no event less than .826 of a share of Common Stock at the time of issuance of the PRIDES, subject to adjustment as described herein. The number of shares of Common Stock to be delivered in payment of the applicable Call Price will be determined on the basis of the Current Market Price of the Common Stock prior to the announcement of the redemption, and the market price of the Common Stock may vary between the date of such determination and the subsequent delivery of such shares.

     The "Call Price" of each share of PRIDES is the sum of (i) $45.188 on and after July 1, 1998, to and including September 30, 1998, $45.040 on and after October 1, 1998, to and including December 31, 1998, $44.891 on and after January 1, 1999, to and including March 31, 1999, $44.743 on and after April 1, 1999, to and including June 30, 1999, $44.594 on and after July 1, 1999, to and including September 30, 1999, $44.446 on and after October 1, 1999, to and including December 31, 1999, $44.297 on and after January 1, 2000, to and including March 31, 2000, $44.149 on and after April 1, 2000, to and including May 31, 2000, and $44.00, on and after June 1, 2000, to and including July 1, 2000, and (ii) all accrued and unpaid dividends thereon to but not including the date fixed for redemption (other than previously declared dividends payable to a holder of record as of a prior date).

     The "Current Market Price" per share of the Common Stock on any date of determination means the lesser of (x) the average of the Closing Prices (as defined below) of the Common Stock for the 15 consecutive trading days ending on and including such date of determination and (y) the Closing Price of the Common Stock for such date of determination; provided, however, that, with respect to any redemption of shares of PRIDES, if any event resulting in an adjustment of the Common Equivalent Rate occurs during the period beginning on the first day of such 15-day period and ending on the applicable redemption date, the Current Market Price as determined pursuant to the foregoing will be appropriately adjusted to reflect the occurrence of such event. The term "Closing Price" on any day means the last reported sales price on such day or, in case no such sale takes place on such day, the average of the reported closing high and low quotations, in each case on the Nasdaq National Market, or, if the Common Stock is not listed on the Nasdaq National Market, on the principal national securities exchange on which the Common Stock is listed or admitted to trading, or, if not listed or admitted to trading on any national securities exchange, the average of the high bid and low-asked quotations of the Common Stock in the over-the-counter market on the day in question as reported by the National Quotation Bureau Incorporated, or a similarly generally accepted reporting service, or, if no such quotations are available, the fair market value of the Common Stock as determined by any New York Stock Exchange member firm selected from time to time by the Board of Directors of the Company for such purpose.

     The "Common Equivalent Rate" is initially one share of Common Stock for each share of PRIDES and is subject to adjustment as appropriate in certain circumstances, including if the Company shall (a) pay a stock dividend or make a distribution with respect to its Common Stock in shares of Common Stock, (b) subdivide or split its outstanding Common Stock, (c) combine its outstanding Common Stock into a smaller number of shares, (d) issue by reclassification of its shares of Common Stock any shares of Common Stock, (e) issue certain rights (excluding the Rights (as defined under "Description of Capital Stock -- Rights Plan")) or warrants to all holders of its Common Stock unless such rights or warrants are issued to each holder of shares of PRIDES on a pro rata basis with the shares of Common Stock based on the Common Equivalent Rate in effect on the date immediately preceding such issuance, or (f) pay a dividend or distribute to all holders of its Common Stock evidences of its indebtedness, cash or other assets (including capital stock of the Company but excluding any cash dividends or distributions, other than certain extraordinary cash distributions, and dividends referred to in clause (a) above) unless such dividend or distribution is made to each holder of shares of PRIDES on a pro rata basis with the shares of Common Stock based on the Common Equivalent Rate in effect on the date immediately preceding such dividend or distribution.

  Conversion at the Option of the Holder

     At any time prior to the Mandatory Conversion Date, unless previously redeemed, each share of PRIDES is convertible at the option of the holder thereof into .826 of a share of Common Stock at the time of issuance of the PRIDES (the "Optional Conversion Rate"), equivalent to the Conversion Price of $53.24 per share of Common Stock at the time of issuance of the PRIDES, subject to adjustment as described herein. The number of shares of Common Stock a holder will receive upon redemption, and the value of the shares received upon conversion, will vary depending on the market price of the Common Stock from time to time, all as set forth herein. The right of holders to convert shares of PRIDES called for redemption will terminate immediately prior to the close of business on the redemption date.

  Voting Rights

     The holders of shares of PRIDES have the right with the holders of Common Stock to vote in the election of Directors and upon each other matter coming before any meeting of the holders of Common Stock on the basis of 4/5 of a vote for each share of PRIDES. On such matters, the holders of shares of PRIDES and the holders of Common Stock will vote together as one class except as otherwise provided by law or the Company's Articles of Incorporation. In addition, (i) whenever dividends on the shares of PRIDES or any other series of the Company's preferred stock (all series of which, including the shares of PRIDES, hereinafter are called the "Preferred Stock") with like voting rights are in arrears and unpaid for six quarterly dividend periods, and in certain other circumstances, the holders of the shares of PRIDES (voting separately as a class) will be entitled to vote, on the basis of one vote for each share of PRIDES, for the election of two Directors of the Company, such Directors to be in addition to the number of Directors constituting the Board of Directors immediately prior to the accrual of such right, and (ii) the holders of the shares of PRIDES may have voting rights with respect to certain alterations of the Company's Articles of Incorporation and certain other matters, voting on the same basis or separately as a series.

  Liquidation Preference and Ranking

     The shares of PRIDES rank prior to the Common Stock as to payment of dividends and distribution of assets upon liquidation. The liquidation preference of each share of PRIDES is an amount equal to the sum of (i) $44.00 and (ii) all accrued and unpaid dividends thereon.

SPECIAL CHARTER, BY-LAW AND LOUISIANA LAW PROVISIONS

     Certain provisions of the Company's Articles of Incorporation, the Company's By-Laws, Louisiana law, and the Company's Rights Plan, may have the effect of delaying, deterring or discouraging, among other things, a non-negotiated tender or exchange offer for the Company's Common Stock or a proxy contest for control of the Company.

  Anti-Takeover Provisions in the Company's Articles of Incorporation and
By-Laws

     On January 31, 1995, the Company's Board of Directors adopted several amendments to the Company's By-Laws, to be effective as of January 31, 1995, which amendments, among other things: (1) authorize the Board of Directors exclusively to fix the number of directors by no less than a 66 2/3% vote and classify the Board into three classes with staggered terms; (2) provide procedures for the removal of directors and for filling vacancies on the Board;
(3) provide advance notice procedures for shareholder nominations and proposals; and (4) provide procedures for the calling of a special meeting of the shareholders.

     In addition, on June 14, 1995 the Company's shareholders approved amendments to its Articles of Incorporation to, among other things, require the affirmative vote of the holders of not less than 80% of the total voting power of the Company to alter, amend or repeal the foregoing amendments to the Company's By-Laws that were adopted by the Board of Directors on January 31, 1995.

     Other amendments to the Company's Articles of Incorporation approved by the Company's shareholders on June 14, 1995: (a) provide that no action may be taken by the shareholders except at an annual or special meeting; (b) provide that a special meeting of the shareholders may be called only by a written request signed by the holders of no less than 66 2/3% of the total voting power of the Company; (c) provide that amendments (a) and (b) may not be amended, altered or repealed except by the affirmative vote of the holders of no less than 80% of the total voting power of the Company; and (d) eliminate the right of a director absent from a meeting of the Board or any committee thereof to give a proxy to another director or to a shareholder.

     Taken together, the amendments to the Articles of Incorporation and By-Laws of the Company approved by the Company's shareholders on June 14, 1995 (which amendments may not be amended, altered or repealed without the 80% shareholder vote) make more difficult, and thus may discourage, any attempt to gain control of the Company through a proxy contest or through the acquisition of the Company's Common Stock, and as a result, will tend to perpetuate the control of present management. The 80% voting requirements in certain provisions of the amendments could allow the holders of just over 20% of the total voting power of the Company to defeat proposed actions that might be supported by persons holding a majority of the total voting power of the Company. As of September 30, 1996, the directors and executive officers of the Company were the beneficial owners of 5.2% of the outstanding shares of Common Stock.

     The Company's Articles of Incorporation contain other provisions that have intended "anti-takeover" effects. The Articles of Incorporation of the Company include certain provisions (the "Special Vote Provisions") requiring the affirmative vote of 80% of the outstanding shares of the Company's voting stock before the Company may enter into (i) a merger or consolidation with any other corporation, (ii) a sale or lease of substantially all of the assets of the Company to any other corporation, person or entity, or (iii) a sale or lease to the Company by any other corporation, person or other entity of assets having a value greater than $1 million in exchange for voting stock of the Company, in each case if such other corporation, person or other entity, directly or indirectly, owns or controls 10% or more of the Company's voting stock prior to any such transaction. The Special Vote Provisions apply only to the above-described transactions which do not receive prior approval of the Board of Directors.

     The Articles of Incorporation of the Company also contain certain provisions (the "Takeover Consideration Provisions") authorizing the Board of Directors, in evaluating an offer from a third party to merge with or acquire the shares or assets of the Company, to give due consideration to certain factors not directly related either to the price per share offered for or the then market price of the Company's Common Stock. The factors that the Board of Directors is authorized to consider under the Takeover Consideration Provisions include, without limitation: (i) the consideration being offered in the acquisition proposal as it relates to the then current value of the Company in a freely negotiated transaction, and to the Board of Directors' then estimate of the future value of the Company as an independent entity; (ii) the social, legal and economic effects of the acquisition proposal on the Company and its subsidiaries, and the franchisees, employees, suppliers, customers, creditors and business of the Company and its subsidiaries; (iii) the financial condition and earnings prospects of the potential offeror, including but not limited to, debt service and other existing or likely financial obligations of the potential offeror, and the possible effect of such condition upon the Company and its subsidiaries and other elements of the communities in which the Company and its subsidiaries operate or are located; and (iv) the competence, experience and integrity of the potential offeror.

     Pursuant to Section 92G of the Louisiana Business Corporation Law (the "LBCL"), the Board of Directors is also authorized to consider the factors set forth therein (which are generally comparable to those set forth in the Takeover Consideration Provisions) and any other factors which it deems relevant in evaluating a tender offer or an offer to make a tender or exchange offer or to effect a merger or consolidation.

     The Special Vote Provisions and the Takeover Consideration Provisions may be altered only by the affirmative vote of 80% of the outstanding shares of the Company's voting stock.

  Directors' and Officers' Exculpation and Indemnification

     The Articles of Incorporation provide that no director or officer of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer except for liability (i) for breach of the director's or officer's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 92D of the LBCL, which specifies certain corporate transactions, such as certain dividend declarations and dispositions of assets, as unlawful, or (iv) for any transaction from which the director or officer derived an improper personal benefit. With the exception of the items noted in (i) through (iv) above, the effect of this provision of the Articles of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director or officer for breach of his or her fiduciary duty as a director or officer. This provision does not limit or eliminate the rights of the Company or any stockholders to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's or officer's fiduciary duty.

     Pursuant to Section 83 of the LBCL, the Company has adopted provisions in its Articles of Incorporation which require the Company to indemnify its directors and officers to the fullest extent permitted by Louisiana law.

     The Company has also entered into indemnification agreements with its directors and certain of its officers.

  Louisiana Fair Price and Control Share Acquisition Statutes

     As a Louisiana corporation, the Company is subject to the provisions of the LBCL which contain "fair price" and "control share acquisition" provisions. Each of these provisions imposes significant restrictions on the ability of an acquiror of a large block of voting stock of a Louisiana corporation to exercise control over the corporation.

     The "fair price" provisions are set forth in Sections 132-134 of the LBCL and are designed to restrict the ability of a Louisiana corporation to enter into mergers or other extraordinary corporate transactions with certain stockholders. These provisions require that certain business combinations between a Louisiana corporation and "interested stockholders" must be approved by (i) the corporation's Board of Directors, (ii) the affirmative vote of at least 80% of the voting stock of the corporation, and (iii) the affirmative vote of two-thirds of the voting stock of the corporation (excluding stock held by the interested stockholders), unless the business combination satisfies certain "fair price" tests regarding the payments to be made to stockholders and meets certain other procedural requirements. An "interested stockholder" is defined as any person (other than the corporation, any subsidiary of the corporation or any employee benefit plan of the corporation or any subsidiary) that is the beneficial owner of 10% or more of the voting stock of the corporation. In general, the "fair price" tests measure the value stockholders receive for their stock from an interested stockholder in transactions within a two year period.

     The "control share acquisition" provisions of the LBCL are set forth in Sections 135-140.2. In general, these provisions provide that persons who, after May 4, 1987, acquire stock that would normally entitle them to exercise 20% or more of the voting power of the corporation will not be able to vote the shares acquired by them in excess of 20% of such voting power unless their ability to vote is reinstated by the stockholders of the corporation at a meeting held after the acquiring person requests such a vote. A corporation is required to call such a meeting only if the person proposing to make a control share acquisition (an "acquiring stockholder") has demonstrated a financial ability to make a successful acquisition and such proposed acquisition is lawful. At such a meeting, the voting rights of the acquiring stockholder will be reinstated for shares held by the acquiring stockholder in excess of 20% of the Company's voting power if approved by the affirmative vote of (i) a majority of all shares of the Company then entitled to vote and (ii) a majority of all shares of the Company then entitled to vote (excluding shares beneficially owned by the acquiring stockholder, its officers and its directors who are also its employees). If the voting rights of the acquiring stockholder are reinstated, such stockholder can acquire additional voting shares within certain threshold levels, without obtaining additional stockholder approval. However, if the acquiring stockholder acquires additional shares in an acquisition that places such stockholder above the threshold ownership levels of one-third and one-half of all voting shares, the additional shares acquired in such an acquisition in excess of such ownership levels will not have voting rights unless reinstated by the stockholders pursuant to the voting procedures described above. A corporation must call a stockholders' meeting within 50 days of the date that both the corporation and the proposed acquiring stockholder file definitive proxy materials with the Commission.

RIGHTS PLAN

     On July 27, 1994, the Board of Directors of the Company redeemed the rights issued under the rights plan adopted in February 1989, adopted the Rights Plan, declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock on August 6, 1994, and authorized the issuance of one Right with respect to each share of Common Stock issued after August 6, 1994, and before the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are hereinafter defined). The Rights have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired.

     Each Right entitles the registered holder upon exercise on and after the Distribution Date to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $2.00 per share (the "Preferred Shares"), of the Company at a price of $240.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights, and the Preferred Shares into which such Rights are exercisable, are set forth in the Rights Plan.

     The "Distribution Date" occurs on the earliest of the close of business on
(i) the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock, (ii) the tenth day (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 25% or more of the outstanding shares of Common Stock, or (iii) 10 days after the Board of Directors shall declare any person to be an "Adverse Person," upon a determination that such person, alone or together with its affiliates and associates, has become the beneficial owner of 10% or more of the outstanding shares of Common Stock and a determination by at least a majority of the Board of Directors who are not officers of the Company, after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate, that (a) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause the Company to repurchase the shares of Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (b) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company. However, the Board of Directors may not declare a person to be an Adverse Person if, prior to the time that the person acquired 10% or more of the shares of Common Stock then outstanding, such person provided to the Board of Directors in writing a statement of the person's purpose and intentions in connection with the proposed acquisition of Common Stock, together with any other information reasonably requested of the person by the Board of Directors, and the Board of Directors, based on such statement and reasonable inquiry and investigation as it deems appropriate, determines to notify and notifies such person in writing that it will not declare the person to be an Adverse Person; provided, however, that the Board of Directors may expressly condition in any manner a determination not to declare a person an Adverse Person on such conditions as the Board of Directors may select, including without limitation, such person not acquiring more than a specified amount of stock and/or such person not taking actions inconsistent with the purposes and intentions disclosed by such person in the statement provided to the Board of Directors. In the event that the Board of Directors should at any time determine, upon reasonable inquiry and investigation, that such person has not met or complied with any conditions specified by the Board of Directors, the Board of Directors may at any time thereafter declare the person to be an Adverse Person. Until the Distribution Date, the Rights will be transferred with and only with shares of Common Stock. The Rights will expire on July 31, 2004 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company.

     The Purchase Price payable, and the number of Preferred Shares or other securities of property issuable, on exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on the Preferred Shares or other events described in the Rights Plan.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100.00 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each Preferred Share will have 100 votes, voting together with the Common Stock, Finally, in the event of merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. The Rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     The Rights Plan contains a "flip-over" feature allowing the exercise of the Rights so that the holder thereof (except those Rights held by the Acquiring Person) will receive shares of Common Stock of the

Acquiring Person at half price, causing substantial dilution to the Acquiring Person. In general, this "flip-over" feature provides that in the event that the Company is acquired by an Acquiring Person in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person after the date upon which the Acquiring Person became such (which will thereafter be void), will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the Acquiring Person which at the time of such transaction will have a market value of two times the Purchase Price.

     The Rights Plan also contains a "flip-in" feature allowing holders of Rights (except those held by an Acquiring Person) to purchase Common Stock of the Company at half price, causing substantial dilution to the Acquiring Person. In general, this "flip-in" feature provides that in the event that (i) any person becomes the beneficial owner of 25% or more of the outstanding Common Stock (unless such person first acquires 25% or more of the outstanding Common Stock by a purchase pursuant to a tender offer for all of the Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Company and its stockholders, employees, customers and communities in which the Company does business), (ii) any person is declared by the Board of Directors to be an Adverse Person, (iii) an Acquiring Person engages in one or more "self-dealing" transactions set forth in the Rights Plan, or (iv) during such time as there is an Acquiring Person, there shall be a reclassification of securities or a recapitalization or reorganization of the Company or other transaction or series of transactions involving the Company which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person after the date upon which the Acquiring Person became such (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common stock (or, in the event that there are insufficient authorized shares of Common Stock substitute consideration such as cash, property, or other securities of the Company) having a market value of two times the Purchase Price.

     At any time after the acquisition by an Acquiring Person of beneficial ownership of 20% or more of the outstanding Common Stock and prior to the acquisition by such person of 25% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     At any time prior to the tenth day following a public announcement that an Acquiring Person has acquired beneficial ownership of 20% or more of the outstanding Common Stock, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holder of the Rights will be to receive the Redemption Price. The date on which the redemption of the Rights occurs pursuant to the foregoing provisions is referred to herein as the "Redemption Date."

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding shares of the Common Stock then known to the Company to be beneficially owned by any Acquiring Person and (ii) 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely effect the interests of the holders of the Rights.

     Until a Right is exercised, the holder of a Right will not, by reason of being such a holder, have rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                              PLAN OF DISTRIBUTION

     The Company may offer and sell the Offered Securities in one or more of the following ways: (i) through underwriters or dealers; (ii) through agents; or
(iii) directly by the Company to one or more purchasers. The Prospectus Supplement with respect to a particular offering of a series of Offered Securities will set forth the terms of the offering of such Offered Securities, including the name or names of any underwriters or agents with whom UCFC has entered into arrangements with respect to the sale of such Offered Securities, the public offering or purchase price of such Offered Securities and the proceeds to the Company from such sales, and any underwriting discounts, agency fees or commissions and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions to be allowed or reallowed or paid to dealers and any securities exchange, if any, on which such Offered Securities may be listed. Dealer trading may take place in certain of the Offered Securities, including Offered Securities not listed on any securities exchange.

     If underwriters are used in the offer and sale of Offered Securities, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, all of which underwriters in either case will be designated in the applicable Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, under the terms of the underwriting agreement, the obligations of the underwriters to purchase Offered Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Offered Securities may be offered and sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Securities with respect to which this Prospectus is delivered will be named in, and any commissions payable by the Company to such agent will be set forth in or calculable from, the applicable Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best-efforts basis for the period of its appointment.

     The Offered Securities will be new issues of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

     Any underwriter, dealer or agent participating in the distribution of the Offered Securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Offered Securities so offered and sold, and any discounts or commissions received by it from UCFC and any profit realized by it on the sale or resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

     Under agreements entered into with the Company, underwriters, dealers and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof.

     Underwriters, dealers and agents also may be customers of, engage in transactions with, or perform other services for the Company in the ordinary course of business.

                                 LEGAL OPINIONS

     The legality of the Debt Securities will be passed upon for the Company by Stroock & Stroock & Lavan, New York, New York. The legality of the Common Stock and Preferred Stock will be passed upon for the Company by Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation), Baton Rouge, Louisiana. Certain legal matters in connection with any offering of Securities involving any underwriters or dealers will be passed upon for such underwriters or dealers by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. As to matters governed by the laws of the State of Louisiana, Stroock & Stroock & Lavan and Simpson Thacher & Bartlett will rely upon Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation). As of September 30, 1996, individual stockholders of the firm of Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation) owned, directly or indirectly, approximately 50,000 shares of the Company's Common Stock.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedules incorporated in this Prospectus by reference from UCFC's Annual Report on Form 10-K for the year ended December 31, 1995, as amended by Amendments Nos. 1, 2 and 3 on Form 10-K/A, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the periods ended March 31, 1996, June 30, 1996 and September 30, 1996, which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary........   S-3
Selected Financial and Other Data....   S-7
Use of Proceeds......................   S-9
Capitalization.......................   S-10
Description of the Notes.............   S-11
Underwriting.........................   S-14
                 PROSPECTUS
Incorporation of Certain Documents by
  Reference..........................     2
Available Information................     2
The Company..........................     4
Use of Proceeds......................     9
Ratios of Earnings...................    10
Selected Financial and Other Data....    11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    13
Description of Securities............    25
Description of Capital Stock.........    40
Plan of Distribution.................    48
Legal Opinions.......................    49
Experts..............................    49

$100,000,000

UNITED COMPANIES
FINANCIAL CORPORATION


7.70% SENIOR NOTES DUE 2004


LOGO

SALOMON BROTHERS INC

FIRST UNION CAPITAL MARKETS CORP.

MERRILL LYNCH & CO.

PROSPECTUS SUPPLEMENT

DATED DECEMBER 12, 1996